UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

Registration Statement under the Securities Act of 1933

Buckingham Exploration Inc. (Exact name of registrant as specified in its charter)

NEVADA	1000	98-054-3851
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1978 Vine Street, Suite 502 Vancouver, British Columbia, Canada, V6K 4S1 (604) 737 0203
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CSC Services of Nevada, Inc. 502 East John Street Carson City, Nevada 89706 (775) 882 3072
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Penny Green, Bacchus Corporate and Securities Law Suite 1820 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2 Tel (604) 632 1700 Fax (604) 632 1730

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this Prospectus is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Prospectus number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☑

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

i

Calculation of Registration Fee

		Proposed	Proposed
	Amount to be	Maximum	Maximum	Amount of
Title of Each Class	Registered	Offering Price	Aggregate	Registration
of Securities to be	(1)	per Unit (2)	Offering Price (2)	Fee
Registered		($)	($)	($)
Shares of Common Stock, par value $0.0001	5,200,000	0.865	4,498,000	176.77

Shares of Common Stock, par value $0.0001 (underlying options)	1,000,000	0.865	865,000	33.99

Total				210.77

(1)	The selling security holders are offering all 5,200,000 issued common shares and 1,000,000 common shares underlying stock purchase options registered pursuant to this registration statement.

(2)

This calculation is made solely for the purposes of determining the registration fee pursuant to the provisions of Rule 457(c) under the Securities Act of 1933, and is calculated on the basis of the average of the bid and asked price per share of Common Stock of Buckingham Exploration Inc. listed on the OTC Bulletin Board as of February 29, 2008, a date within five business days prior to the filing of this registration statement. The bid and asked prices were $0.75 and $0.97 respectively.

PROSPECTUS

6,200,000 SHARES COMMON STOCK

We are registering 5,200,000 issued common shares and 1,000,000 common shares underlying options held by five selling security holders, including 3,000,000 issued common shares owned or controlled by Christopher Robin Relph, our director, President, CEO and CFO.

Our common stock became eligible for trading on the OTC Bulletin Board on May 8, 2007. Our common stock is eligible for quotation on the OTC Bulletin Board under the symbol “BUKX.OB”.

All of the common shares are being offered for resale by six selling security holders at prevailing market prices established on the OTC Bulletin Board at the time of sale or at any prices determined by the selling security holders. These prices will fluctuate based on the demand for the common shares. The average of the bid and asked price per share of the common shares as listed on the OTC Bulletin Board was $0.865 as of March 7, 2008.

We will not receive any proceeds from the resale of shares of common stock by the selling security holders. We will incur all costs associated with this Prospectus.

An investment in our common stock involves risks. Investors should be able to afford the loss of their entire investment. See "Risk Factors" in this Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall the selling security holders, sell any of these securities, in any state where such offer, solicitation or sale would be unlawful before registration or qualification under such state's securities laws.

Prospectus Summary

This Prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including, "could" "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential" and the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this Prospectus.

All of the references to dollar amounts in this Prospectus are in US dollars unless otherwise noted.

Our Business

We were incorporated as a Nevada company on April 4, 2006. We have been engaged in the acquisition and exploration of mineral properties since our inception. We have two wholly owned subsidiaries, Hyde Park Uranium Inc., a Colorado corporation through which we have acquired mineral claims in Colorado, and Alpha Beta Uranium Inc., a Colorado corporation through which we have acquired additional mineral claims in Colorado. Our common stock became eligible for trading on the OTC Bulletin Board on May 8, 2007 under the ticker symbol “BUKX.OB”.

We have had no revenues since our inception. Our principal offices are located at 1978 Vine Street, Suite 502, Vancouver, British Columbia, Canada, V6K 4S1. Our telephone number is (604) 737 0203. Our fiscal year end is May 31.

We are a start up mineral exploration company. Our current mineral and land interests are as follows:

Name of Property	Location	Nature of Interest	Status
High Park Uranium Property	Teller County, Fremont County, Colorado, USA	29 unpatented mining claims subject to a net	24 additional claims have been staked.
mineral returns royalty of 2% (with an option to
purchase royalty for $1,000,000).
Drilling permit has been granted and preliminary
drilling of 37 holes completed on November 23, 2007.

High Park Trails Property	Teller County, Colorado, USA	Option to purchase surface and mineral	Drilling permit has been granted.
estates over 265 acres subject to a net mineral
returns royalty of 5% (with exploration rights during the option period).

Proteus Claims	Fremont County, Park County, Saguache County,	100% of all interests in 419 unpatented lode uranium mining claims.	Permit required for exploratory drilling.
San Juan County, Colorado, USA

Our specific exploration plan for the mineral property, together with information regarding the location and accessibility, geology, age and structure of the mineral property, and general considerations related to uranium mineralization, is presented in this Prospectus under the heading “Description of Property”.

Our most advanced projects are at the exploration stage and there is no assurance that any of our mining claims contain a commercially viable ore body. We plan to undertake further exploration of our properties. We anticipate that we will require additional financing in order to pursue full exploration of these claims. We do not have sufficient financing to undertake full exploration of our mineral claims at present and there is no assurance that we will be able to obtain the necessary financing.

There is no assurance that a commercially viable mineral deposit exists on any of our mineral properties. Further exploration beyond the scope of our planned exploration activities will be required before a final evaluation as to the economic feasibility of mining of any of our properties is determined. There is no assurance that further exploration will result in a final evaluation that a commercially viable mineral deposit exists on any of our mineral properties.

We have no revenues, have achieved losses since inception, have been issued a going concern opinion by our auditors and rely upon the sale of our securities to fund operations. We will not generate revenues even if our exploration program indicates that a mineral deposit may exist on our mineral claims. Accordingly, we will be dependent on future additional financing in order to maintain our operations and continue our exploration activities.

The Offering

The 6,200,000 common shares we are registering represent approximately 14% of our issued and outstanding stock (assuming the 1,000,000 common shares underlying options being registered are issued).

Securities Offered:	The 5 selling security holders are offering the following shares:

-5,200,000 issued common shares offered by the selling shareholders (including 3,000,000 common shares held by Christopher Robin Relph, our director, President, CEO and CFO); and

-1,000,000 common shares underlying options.

Initial Offering Price:	The selling security holders may sell their shares at prevailing market prices on the OTC Bulletin Board or privately negotiated prices.

Minimum Number of Shares to be Sold in this Offering: Securities Issued and to be Issued:

None

We have 43,432,250 common shares issued and outstanding as of February 29, 2008. However, if all 12,375,000 outstanding options and warrants granted as of February 29, 2008 were exercised, there would be 55,807,250 common shares outstanding. All of the common shares to be sold under this Prospectus will be sold by existing security holders. Our common stock is quoted on the OTC Bulletin Board under the symbol “BUKX.OB”. Trading of securities on the OTC Bulletin Board is often sporadic and investors may have difficulty buying and selling or obtaining market quotations, which may have a depressive effect on the market price for our common stock.

Use of Proceeds:

We will not receive any proceeds from the resale of the common stock by the selling security holders. We will receive the proceeds from any exercise of options for the purchase of shares registered in this Prospectus. We intend to use any such proceeds towards general and administrative expenses such as advertising and promotion costs, consulting fees, director’s fees, office expenses and rent.

Financial Summary Information

All of the references to currency in this Prospectus are to US Dollars, unless otherwise noted. The following table sets forth selected financial information, which should be read in conjunction with the information set forth under "Management’s Discussion and Analysis" and our Financial Statements and related notes included elsewhere in this Prospectus.

Income Statement Data

	From April 4,
	2006 (Date of	For the six	For the six	From April 4,	From April 4,
	Inception) to	months ended	months ended	2006 (Date of	2006 (Date of
	November 30,	November 30,	November 30,	Inception) to May	Inception) to May
	2007	2007	2006	31, 2007	31, 2006
	($)	($)	($)	($)	($)
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
Revenue	0	0	0	0	0
Expenses	4,158,941	2,489,503	283,650	1,669,438	6,416
Net Loss	(4,162,062)	(2,491,697)	(283,113)	(1,670,365)	(6,416)
Loss per Common Share	Nil	(0.07)	(0.01)	Nil	Nil

Balance Sheet Data

		November 30, 2007	May 31, 2007	May 31, 2006
		($)	($)	($)
		(unaudited)	(audited)	(audited)
Working Capital Surplus		334,245	428,559	6,134
Total Assets		452,975	484,511	13,837
Total Liabilities		41,431	55,952	7,703

Risk Factors

Please consider the following risk factors before deciding to invest in our common stock.

This offering and any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this Prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. The trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Operating Results and Business

1. There is substantial doubt as to whether we will continue operations. If we discontinue operations, you could lose your investment.

The following factors raise substantial doubt regarding the ability of our business to continue as a going concern: (i) the losses we incurred since our inception; (ii) our lack of operating revenues as at November 30, 2007; and (iii) our dependence on sale of equity securities and receipt of capital from outside sources to continue in operation. We anticipate that we will incur increased expenses without realizing enough revenues. We therefore expect to incur significant losses in the foreseeable future. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue our business. If we are unable to obtain additional financing from outside sources and eventually produce enough revenues, we may be forced to sell our assets, curtail or cease our operations. If this happens, you could lose all or part of your investment.

2. Because we are in the preliminary stage of exploration on our mineral claims, we face a high risk of business failure and this could result in a total loss of your investment.

We are in the preliminary stage of exploration of our mineral claim, and thus have no way to evaluate the likelihood of whether we will be able to operate our business successfully. To date, we have been involved primarily in organizational activities acquiring interests in a mineral claim, preparing a plan of exploration and preliminary drilling. We have not earned any revenues and have not achieved profitability as of the date of this Prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. We have no history upon which to base any assumption as to the likelihood that our business will prove successful, and we can provide no assurance to investors that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will likely fail and you will lose your entire investment in this offering.

3. If our costs of exploration are greater than anticipated, then we will not be able to complete our planned exploration programs for our mineral claim without additional financing, of which there is no assurance that we would be able to obtain. This could prevent us from achieving revenues.

We estimate that over the next 12 months (beginning March 2008) we will spend approximately $7,329,000 in carrying out our business plan. However, there is no assurance that our actual costs will not exceed the budgeted costs. Factors that could cause actual costs to exceed budgeted costs include increased prices due to competition for personnel and supplies, unanticipated problems in completing the exploration program and delays experienced in completing the exploration program. Increases in exploration costs could result in us not being able to carry out our exploration program without additional financing. There is no assurance that we would be able to obtain additional financing in this event. This could prevent us from achieving revenues.

4. Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business, which could cause us to liquidate our assets and go out of business.

The search for valuable minerals involves numerous hazards. In the course of carrying out exploration of our mineral claim, we may become subject to liability for such hazards, including pollution, cave-ins, lost circulations, stuck drill steel, adverse weather precluding drill site access and other hazards against which we cannot insure or against which we may elect not to insure. . There are also physical risks to the exploration personnel working in poor climate conditions. We currently have no such insurance nor do we expect to get such insurance for the foreseeable future. If a hazard were to occur, the costs of rectifying the hazard may exceed our asset value and cause us to liquidate all of our assets, resulting in the loss of your entire investment in our common shares.

5. If we discover commercial reserves of precious metals on our mineral property, we can provide no assurance that we will be able to successfully advance the mineral claims into commercial production. If we cannot commence commercial production, we may not be able to achieve revenues.

Our mineral properties do not contain any proven commercially viable bodies of ore. If our exploration programs are successful in establishing ore of commercial tonnage and grade on any of our mineral claims, we will require additional funds in order to advance the mineral claims into commercial production. In such an event, we may be unable to obtain any such funds, or to obtain such funds on terms that we consider economically feasible. If we don't raise enough money for production, we will have to delay production or go out of business. We may not be able to achieve any revenues, which will result in the loss of your investment on our common stock.

6. As we undertake exploration of our mineral claims, we will be subject to compliance with comprehensive government regulation that may increase the anticipated time and cost of our exploration program, which could increase our expenses.

We will be subject to the mining laws and regulations as contained in the United States as we carry out our exploration program. Exploration and exploitation activities are subject to all federal, state, and local laws, regulations and policies of the United States, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Exploration and exploitation activities are also subject to federal, provincial, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.

Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. Environmental and other legal standards imposed by federal, provincial, or local authorities may be changed and any such changes may prevent us from conducting planned activities or increase our costs of doing so, which would have material adverse effects on our business. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may not be able to or elect not to insure against due to prohibitive premium costs and other reasons.

While our planned exploration program budgets for regulatory compliance, there is a risk that our mineral exploration and mining activities may be adversely affected in varying degrees by changing governmental regulations relating to the mining industry. Any laws, regulations or policies of any government body or regulatory agency may be changed, applied or interpreted in a manner which will alter and negatively affect our ability to carry on our business.

7. As we face intense competition in the mineral exploration and exploitation industry, we will have to compete with our competitors for financing and for qualified managerial, technical employees and geologists. Our inability to retain qualified people could cause us to cease operations.

Competition in the mining industry is intense, and we have limited financial and personnel resources with which to compete. Our competition includes large established mining companies with substantial capabilities and with greater financial and technical resources than we have. Numerous companies headquartered in the United States, Canada and elsewhere throughout the world compete for properties on a global basis. We are an insignificant participant in the mining industry due to our limited financial and personnel resources. As a result of this competition, we may have to compete for financing and be unable to acquire financing on terms we consider acceptable. We may be unable to attract the necessary investment capital to fully explore and if warranted, develop our properties and unable to acquire other desirable properties.

We may also have to compete with the other mining companies in the recruitment and retention of qualified managerial, technical employees, geologists and other personnel. If we are unable to successfully compete for qualified employees, our exploration programs may be slowed down or suspended, which may cause us to cease operations as a company.

8. We indemnify our director against liability to us and our stockholders, and the costs of this indemnification could negatively affect our operating results.

Our Bylaws allow for the indemnification of officers and directors in regard to their carrying out the duties of their offices. The Bylaws also allow for reimbursement of certain legal defenses. As to indemnification for liabilities arising under the Securities Act for directors, officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy and unenforceable. Since our director and officer is aware that he may be indemnified for carrying out the duties of their offices, he may be less motivated to ensure that meet the standards required by law to properly carry out their duties, which could have a negative impact on our operating results. Also, if any director or officer claims against us for indemnification, the costs could have a negative effect on our operating results.

Risks Associated with Our Securities

9. The price and trading volume of our common stock has been highly volatile and could adversely affect your ability to sell your shares and the available price for the shares when sold.

Our common stock is quoted on the OTC Bulletin Board under the trading symbol “BUKX. OB”. The market for our stock is highly volatile. We cannot assure you that there will be a market in the future for our common stock. Trading of securities on the OTC Bulletin Board is often sporadic and investors may have difficulty buying and selling or obtaining market quotations, which may have a depressive effect on the market price for our common stock. You may not be able to sell your shares at your purchase price or at any price at all. Accordingly, you may have difficulty reselling any shares your purchase from the selling security holders.

10. Because the SEC imposes additional sales practice requirements on brokers who deal in our shares which are penny stocks, some brokers may be unwilling to trade them. This means that you may have difficulty reselling your shares and this may cause the price of the shares to decline.

Our shares are classified as penny stocks and are covered by Section 15(g) of the Securities Exchange Act of 1934 which impose additional sales practice requirements on brokers-dealers who sell our securities in this offering or in the aftermarket. For sales of our securities, the broker-dealer must make a special suitability determination and receive from you a written agreement prior to making a sale for you. Because of the imposition of the foregoing additional sales practices, it is possible that brokers will not want to make a market in our shares. This could prevent you from reselling your shares and may cause the price of the shares to decline.

11. Our shareholders may face significant restrictions on the resale of our stock due to state “blue sky” laws.

Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of stock to a state’s residents unless the stock is registered in that state or qualifies for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stock brokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, the broker must be registered in that state. We do not know whether our stock will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for our stock. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our stock. Investors should consider the resale market for our securities to be limited. Shareholders may be unable to resell their stock, or they may be unable to resell it without the significant expense of state registration or qualification.

12. We do not intend to pay dividends on any investment in the shares of our stock.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the stock’s price. This may never happen and you may lose all of your investment in our stock.

13. The issuance of shares upon exercise of warrants and options may cause immediate dilution to our existing shareholders.

The issuance of shares upon exercise of warrants and options may result in dilution to the interests of other stockholders. As of February 29, 2008, there are 9,350,000 warrants and 3,025,000 options outstanding which would result in an additional 12,375,000 common shares issued if all were exercised. This would increase our outstanding shares by approximately 28.5% and result in an immediate dilution to existing shareholders.

On November 23, 2007, we filed a Form S-8 registration statement with the SEC to register the 2007 Non-Qualified Stock Plan and 2007 Non-Qualified Stock Option Plan to issue up to 2,000,000 common shares and options to purchase up to 2,000,000 shares of our common stock to our employees, executives and consultants. We have issued 25,000 stock purchase options under our 2007 Non-Qualified Stock Option Plan as of February 29, 2008. The issuance of shares upon exercise of these issued options may result in dilution to the interests of other existing stockholders. Also, the future issuance of common shares and options pursuant to the stock plan and stock option plan will result in further dilution to the interests of existing shareholders.

14. Financial Industry Regulatory Authority (FINRA) sales practice requirements may also limit your ability to buy and sell our stock, which could depress our share price.

FINRA rules require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares, depressing our share price.

Use of Proceeds

We will not receive any proceeds from the resale of the common shares offered through this Prospectus by the selling security holders. We will receive the proceeds from any exercise of options for the purchase of shares registered in this Prospectus. We intend to use any such proceeds towards general and administrative expenses, including advertising and promotion costs, courier and postage, currency exchange loss, consulting fees, director’s fees, bank charges, office expenses, rent, repairs and maintenance, telephone costs, meals and entertainment, utilities, travel costs, electronic filing fees and transfer agent fees.

Determination of Offering Price

The selling security holders will sell 6,200,000 common shares at prevailing market prices or privately negotiated prices. The number of common shares that may be actually sold by a selling security holder will be determined by each selling security holder. The selling security holders are under no obligation to sell all or any portion of the common shares offered, nor are the selling security holders obligated to sell such shares immediately under this Prospectus. A shareholder may sell common stock at any price depending on privately negotiated factors such as a shareholder's own cash requirements, or objective criteria of value such as the market value of our assets.

Dilution

All 5,200,000 issued common shares to be sold by the selling security holders are common shares that are currently issued and outstanding. Accordingly, they will not cause dilution to our existing shareholders.

The issuance of common shares upon the exercise of 1,000,000 options, however, may result in dilution to the interests of other shareholders since the holders of the 1,000,000 options may ultimately exercise and sell the full amount upon the exercise. This amount would increase the amount of our outstanding shares by approximately 2.3% and result in an immediately dilution to shareholders.

Selling Security Holders

The six selling security holders are offering shares of common stock already issued. We have made the following shares issuances since our inception:

  On May 8, 2006, we issued 20,000,000 shares of common stock to Christopher Robin Relph, our director, President, CEO and CFO, at $0.0001 per share for cash proceeds of $2,000.

  On May 20, 2006, we issued 1,000,000 shares of common stock to Shelley Miller at $0.0001 per share for cash proceeds of $100.

  On May 26, 2006, we issued 1,000,000 shares of common stock to Aran Asset Management SA at $0.0001 per share for cash proceeds of $100.

  On July 1, 2006, we issued an aggregate of 527,250 shares of common stock at $0.10 per share to various non US investors for cash proceeds of $52,725.

  On August 8, 2006, we issued 2,000,000 common shares to Elite Vantage Development Ltd. and Henry Tam for acquisition of two mineral claims in Northwest Territories.

  On September 28, 2006, we issued 120,000 shares of common stock as compensation for services of our transfer agent, Island Capital Management LLC dba Island Stock Transfer.

  On May 7, 2007 we issued Christopher Robin Relph, our director, President, CEO and CFO, options to purchase up to 2,000,000 common shares at $0.10 per share until May 7, 2010 for his management services.

  On May 7, 2007 we issued one non US investors 20,000 shares of common stock at $0.10 per share for cash proceeds of $2,000.

  On May 7, 2007 we issued 200,000 shares of common stock to Penny Green, our legal counsel, for legal services.

  On May 11, 2007 we issued 6,000,000 shares of common stock to Pikes Peak Resources Inc. and Richard Pappas for acquisition of certain mining claims in Teller County, Colorado.

  On May 16, 2007 we issued 4,300,000 units to various non US investors at $0.25 per unit for cash proceeds of $1,075,000. Each unit consists of one common share and one non-transferable warrant to purchase one common share. The warrants are exercisable at $0.30 per share from May 16, 2007 to May 15, 2008 or at $0.35 per share from May 16, 2008 to May 15, 2009. We issued 215,000 shares of common stock to Aran Asset Management SA as commission for the private placement of 4,300,000 units.

  On August 10, 2007, we issued 3,500,000 units to various non-US investors at $0.50 per unit for net cash proceeds of $1,575,000. Each unit consists of one common share and one non-transferable warrant to purchase one common share at an exercise price of $1.00 per share. Each warrant will expire on the earlier of August 10, 2009, or after five business days after our common stock trades at least once on the OTC Bulletin Board at a price equal to or above $1.25 per share for seven consecutive trading days. We paid $175,000 to Aran Asset Management SA as commission.

  On September 18, 2007, we sold a private placement of 650,000 units at $0.50 per unit for cash proceeds of $325,000. Each unit consists of one common share, and one non- transferable warrant to purchase one additional common share at an exercise price of $1.00 per share. Each warrant will expire on the earlier of September 15, 2009 or after five business days after our common stock trades at least once on the OTC Bulletin Board at a price equal to or above $1.25 per share for seven consecutive trading days.

  On October 15, 2007, we sold a private placement of 500,000 units at $0.50 per unit for cash proceeds of $250,000. Each unit consists of one common share and one non- transferable warrant to purchase one additional common share at $1.00 per common share within the earlier of September 30, 2009, or after five business days after the our common shares trade at least once on the OTC Bulletin Board at a share price equal to or above $1.25 per common share for seven consecutive trading days.

  On October 18, 2007 we issued Wingspan Foundation options to purchase up to 1,000,000 common shares at $0.60 per share pursuant to a consulting agreement.
  These options will expire by the earlier of August 27, 2009 or 30 days following thetermination of the consulting agreement.

  On October 26, 2007, we sold a private placement of 200,000 units at $0.50 per unit for cash proceeds of $100,000. Each unit consists of one common share and one non- transferable warrant to purchase one additional common share at $1.00 per common share within the earlier of October 22, 2009, or after five business days after our common shares trade at least once on the OTC Bulletin Board at a share price equal to or above $1.25 per common share for seven consecutive trading days.

  On November 6, 2007, we sold a private placement of 200,000 units at $0.50 per unit for cash proceeds of $100,000. Each unit consists of one common share and one non- transferable warrant to purchase one additional common share at $1.00 per common share within the earlier of November 2, 2009, or after five business days after our common shares trade at least once on the OTC Bulletin Board at a share price equal to or above $1.25 per common share for seven consecutive trading days.

  On January 8, 2008, we issued 3,000,000 shares of common stock to Proteus Mining Ltd. for acquisition of mining claims.

The shares issued to our transfer agent, Island Capital Management LLC dba Island Stock Transfer, were exempt from registration pursuant to Section 4(2) of the Securities Act. Our reliance upon the exemption under Section 4(2) of the Securities Act of 1933 was based on the fact that the issuance of these shares did not involve a “public offering.” The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of securities offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the investor had the necessary investment intent as required by Section 4(2) since they agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." The investor negotiated the terms of the transactions directly with our executive officers. No general solicitation was used, no commission or other remuneration was paid in connection with these transactions, and no underwriter participated. Based on an analysis of the above factors, this transaction was effected in reliance on the exemption from registration provided in Section 4(2) of the Securities Act for transactions not involving any public offering.

All of the other issuances described above were exempt from registration under Regulation S of the Securities Act. Our reliance upon the exemption under Rule 903 of Regulation S of the Securities Act was based on the fact that the sale of the securities was completed in an "offshore transaction", as defined in Rule 902(h) of Regulation S. We did not engage in any directed selling efforts, as defined in Regulation S, in the United States in connection with the sale of the securities. Each investor was not a US person, as defined in Regulation S, and was not acquiring the securities for the account or benefit of a US person.

The selling security holders may sell at prevailing market prices or privately negotiated prices. Of the above described issuances totaling 43,432,250 shares, this Prospectus includes registration of the following shares:

  5,200,000 issued common shares (including 3,000,000 shares controlled by Christopher Robin Relph, our director, President, CEO and CFO);

  1,000,000 common shares underlying options exercisable at $0.60 per share until August 27, 2009 or 30 days following the termination of the applicable consulting agreement between us and Wingspan Foundation, whichever occurs earlier.

The following table provides as of February 29 2008 information regarding the beneficial ownership of our common stock held by each of the selling security holders, including:

  the number of shares owned by each prior to this offering;

  the total number of shares that are to be offered for each;

  the total number of shares that will be owned by each upon completion of the offering; assuming all shares are sold that are being registered;

  the percentage owned by each; and

  the identity of the beneficial holder of any entity that owns the shares.

					Percentage
					Owned
					upon
	Shares		Maximum		Completion
	Owned Prior		Number of	Beneficial	of
	to this	Percent	Shares	Ownership	the Offering
Name of Selling	Offering (1)	(3)	Being	After	(3)
Shareholder	(2)	(%)	Offered	Offering	(%)
Cocotropolis Inc. (4)	2,000,000	4.6	1,000,000	1,000,000	2.3
Richard Paul Pappas	1,010,750	2.3	1,000,000	10,750	(5)
Christopher Robin Relph (6)	16,083,000 (7) (4)	35.3	2,000,000	13,083,000 (8)	28.7
Deon Venter	1,000,000	2.3	1,000,000	0	0
Wingspan Foundation (9)	1,000,000 (10)	2.3	1,000,000	0	0
Total			6,200,000

(1)

The number and percentage of shares beneficially owned is determined in accordance with the Rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership

(2)

Includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares which the selling stockholder has the right to acquire within 60 days of the date of this Prospectus.

(3)	The percentages are based on the 43,432,250 common shares outstanding as at February 29, 2008 plus shares issuable upon exercise of options by the applicable security holder.

(4)

To our knowledge, Shelley Miller and Christopher Robin Relph, our director, President, CEO and CFO, have shared dispositive (the power to sell the securities) and voting control with regards to securities held by Cocotropolis Inc., a company controlled by Mr. Relph

(5)	Less than 1%.

(6)	Christopher Robin Relph is our director, President, CEO and CFO.

(7)	Includes 12,083,000 issued common shares, 2,000,000 common shares underlying options exercisable at $0.10 per share until May 7, 2010, and 2,000,000 issued common shares owned by Cocotropolis Inc.

(8)	Includes the remainder of all shares held by Christopher Robin Relph and Cocotropolis Inc. upon completion of the offering.

(9)	To our knowledge, Anthony D. Lowes has sole dispositive and voting control with regards to securities held by Wingspan Foundation.

(10)

Includes 1,000,000 common shares underlying options exercisable at $0.60 per share until August 27, 2009 or 30 days following the termination of the consulting agreement between us and Wingspan Foundation, whichever occurs earlier

The percentages are based on the 43,432,250 shares of common stock outstanding on February 29, 2008 and assumes all shares are sold by the selling security holders.

Other than as described above, none of the selling security holders or their beneficial owners has had a material relationship with us other than as a shareholder at any time within the past three years, or has ever been one of our officers or directors or an officer or director of our predecessors or affiliates.

None of the selling security holders are FINRA registered broker-dealers or affiliates of FINRA registered broker-dealers.

Plan of Distribution

We are registering the common shares on behalf of the selling security holders. The 6,200,000 common shares can be sold by the selling security holders at prevailing market prices or privately negotiated prices.

The selling security holders may sell some or all of their common shares in one or more transactions, including block transactions:

  on such public markets as the common shares may be trading;

  in privately negotiated transactions;

  in any combination of these methods of distribution.

The sales price to the public may be:

  the market price prevailing at the time of sale;

  a price related to such prevailing market price; or

  such other price as the selling security holders determine.

We are bearing all costs relating to the registration of the common shares. The selling security holders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common shares.

The selling security holders must comply with the requirements of the Securities Act and the Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling security holders may be deemed to be engaged in a distribution of certain securities, and therefore be considered to be an underwriter, they must comply with applicable laws and may, among other things:

  not engage in any stabilization activities in connection with our securities;

  furnish each broker or dealer through which our securities may be offered, such copies of this Prospectus, as amended from time to time, as may be required by such broker or dealer; and

  not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

Our common shares are quoted on the OTC Bulletin Board, under the trading symbol “BUKX.OB”. The market for our stock is highly volatile. We cannot assure you that there will be a market in the future for our common stock.

Trading in stocks quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with a company's operations or business prospects. The OTC Bulletin Board should not be confused with the NASDAQ market. OTC Bulletin Board companies are subject to far fewer restrictions and regulations than are companies traded on the NASDAQ market. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like the NASDAQ Small Cap or a stock exchange. In the absence of an active trading market: (a) investors may have difficulty buying and selling or obtaining market quotations; (b) market visibility for our common stock may be limited; and (c) a lack of visibility for our common stock may have a depressive effect on the market price for our common stock.

None of the selling security holders will engage in any electronic offer, sale or distribution of the shares. Further, neither we nor any of the selling security holders have any arrangements with a third party to host or access our Prospectus on the Internet.

The selling security holders and any broker-dealers acting in connection with the sale of the shares hereunder may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933 (the “Securities Act”), and any commissions received by them and any profit realized by them on the resale of shares as principals may be deemed underwriting compensation under the Securities Act. Neither the selling security holders nor we can presently estimate the amount of such compensation. We know of no existing arrangements between the selling security holders and any other security holder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares. Because the selling security holders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. Each selling security holder has advised us that the stockholder has not yet entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding the sale of the shares. We may indemnify any underwriter against specific civil liabilities, including liabilities under the Securities Act.

Regulation M

During such time as the selling security holders may be engaged in a distribution of any of the shares being registered by this registration statement, the selling security holders are required to comply with Regulation M. In general, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M under the Securities Exchange Act of 1934 prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. We have informed the selling security holders that the anti-manipulation provisions of Regulation M may apply to the sales of their shares offered by this Prospectus, and we have also advised the selling security holders of the requirements for delivery of this Prospectus in connection with any sales of the common stock offered by this Prospectus.

In regards to short sells, the selling security holders cannot cover their short sales with shares from this offering. In addition, if such short sale is deemed to be a stabilizing activity, then the selling security holders will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

Penny Stock Rules

The SEC has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the OTC Bulletin Board system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the SEC, which:

  contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

  contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements;

  contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;

  contains a toll-free telephone number for inquiries on disciplinary actions;

  defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

  contains such other information and is in such form (including language, type, size, and format) as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer:

  with bid and offer quotations for the penny stock;

  the compensation of the broker-dealer and its salesperson in the transaction;

  the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

  monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling those securities.

Description of Securities to be Registered

We are authorized to issue 80,000,000 common shares and 20,000,000 preferred shares, each with a par value of $0.0001.

Common Stock

As of February 29 2008, we had 43,432,250 common shares, warrants to purchase 9,350,000 common shares and options to purchase 3,025,000 common shares outstanding. Holders of the common stock have no preemptive rights to purchase additional shares of common stock or other subscription rights. The common stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of common stock are entitled to share equally in dividends from sources legally available, therefore, when, as and if declared by the Board of Directors, and upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in our assets available for distribution to stockholders.

The Board of Directors is authorized to issue additional shares of common stock not to exceed the amount authorized by our Articles of Incorporation, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

Voting Rights

Each holder of common stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of common stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

Dividend Policy

Holders of our common stock are entitled to dividends if declared by the Board of Directors out of funds legally available therefore. We do not anticipate the declaration or payment of any dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, our financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

Preferred Stock

We are authorized to issue up to 20,000,000 shares of $0.0001 par value preferred stock. We have no shares of preferred stock outstanding. Under our Articles of Incorporation, the Board of Directors has the power, without further action by the holders of the common stock, to determine the relative rights, preferences, privileges and restrictions of the preferred stock, and to issue the preferred stock in one or more series as determined by the Board of Directors. The designation of rights, preferences, privileges and restrictions could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series.

Interest of Named Experts and Counsel

No expert or counsel named in this Prospectus as having prepared or certified any part of this Prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in us or any of our subsidiaries. Nor was any such person connected with us or any of our subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee. The validity of the common stock offered in this Prospectus will be passed upon for us by of the law firm Bacchus Corporate and Securities Law. As at February 29, 2008 a principal of the law firm Bacchus Corporate and Securities Law owns 200,000 issued shares of our common stock.

Experts

Our audited financial statements as of May 31, 2007 are included in this Prospectus in reliance upon Manning Elliott LLP, Independent Registered Public Accounting Firm, as experts in auditing and accounting.

Description of Business

Overview

We are an exploration stage company. Our plan of operation for the next twelve months beginning March 2008 is to carry out exploration of mineral properties and acquire other selective early stage properties in the US or Canada. We intend to primarily explore for uranium, but if we discover that any of our mineral properties hold potential for other minerals that our management determines are worth exploring further, then we will explore for those other minerals.

We anticipate that we will require additional financing in order to pursue full exploration of our existing mineral properties and acquire other mineral properties. We do not have sufficient financing to undertake full exploration of our mineral claims at present and there is no assurance that we will be able to obtain the necessary financing. Further exploration beyond the scope of our planned exploration activities will be required before a final evaluation as to the economic and legal feasibility of mining of mineral properties is determined.

Development of Business

Since our inception in April 2006 we have been involved in organizational activities and purchased several mineral properties. We have built a management team, developed our business plan, incorporated one subsidiary and conducted preliminary drilling in some mineral claims.

  On April 4, 2006, we appointed Christopher Robin Relph as a director and as our President, Chief Executive Officer, and Chief Financial Officer.

  In February, 2007 we launched our website, www.buckinghamexploration.com.

  On May 8, 2007 our common stock became eligible for trading on the OTC Bulletin Board under the ticker symbol “BUKX.OB”.

  On May 9, 2007 we entered into an agreement with Pikes Peak Resources Inc. to acquire certain mineral claims.

  On May 14, 2007 we incorporated a wholly-owned subsidiary, Hyde Park Uranium Inc.

  On May 16, 2007, we sold a non-brokered private placement of 4.3 million units at $0.25 per unit, raising a total of $1,075,000. A finder's fee of 5% payable by 215,000 shares of our common stock was paid to a third party.

  In August 2007 we sold a private placement of 3.5 million units at $0.50 per unit for net cash proceeds of $1,575,000. A finder's fee of 10% of the capital raised was paid in cash to a third party.

  On August 27, 2007 we entered into a binding option agreement with Proteus Mining Limited, to acquire 939 unpatented lode uranium mining claims located near Cañon City, Colorado. On January 22, 2008 we entered into an assignment and assumption agreement with Proteus Mining to acquire 100% of all interests on 419 unpatented lode mining claims instead of 939 claims.

  On November 23, 2007 we completed a drill program on our High Park uranium property in Teller County, Colorado.

  On November 7, 2007, we incorporated a wholly owned subsidiary, Alpha Beta Uranium Inc., a Colorado corporation.On January 22, 2008 we entered into an assignment and assumption agreement with Proteus Mining Limited and Pikes Peak Energy LLC whereby our subsidiary Alpha Beta Uranium Inc. acquired 419 unpatented lode mining claims located near Cañon City, Colorado, USA. The Assignment Agreement replaced the option agreement between Buckingham and Proteus dated August 27, 2007.

High Park Uranium Property and High Park Trails Property (together the “High Park Claims”)

On June 6, 2007, through our wholly owned subsidiary Hyde Park Uranium Inc., we completed the purchase of 29 unpatented mining claims known as the High Park Uranium Property located in Teller County, Colorado from Pikes Peak Resources, Inc. The purchase was completed pursuant to the purchase and sale agreement between us and Pikes Peak Resources dated May 9, 2007.

The purchase price of the property was $1,000,000 which was settled by way of $500,000 in cash and 5,000,000 shares of our common stock. Pikes Peak Resources will also receive a net returns royalty of 2% of the proceeds of minerals mined and sold from the claims on the High Park Uranium Property. We have an option to purchase the royalty for $1,000,000 as adjusted for inflation. We have agreed to reimburse $3,700 to Pikes Peak Resources for the costs of locating the claims. We have also agreed to buy back shares of common stock from Pikes Peak Resources at prevailing market prices up to $150,000 for any taxes payable by Pikes Peak Resources as a result of the transaction. We have subsequently staked a further 25 claims adjoining those purchased. We also paid a finder’s fee of 1,000,000 shares of our common stock to an unrelated party subsequent to the closing of this transaction.

On January 22, 2008 Hyde Park Uranium executed a quitclaim deed and royalty agreement (the “HP Royalty Agreement”) with Pikes Peak Energy LLC. The Royalty Agreement relates to the 29 unpatented mining claims in Teller County, Colorado purchased by us on June 6, 2007.

The HP Royalty Agreement forms a part of the purchase and sale agreement for unpatented lode mining claims between us and Pikes Peak Resources. The HP Royalty Agreement replaces the previous quitclaim deed and royalty agreement between Hyde Park Uranium and Pikes Peak Resources dated October 30, 2007. The previous agreement was replaced in order to correctly identify Pikes Peak Energy LLC as signatory and assignor of the High Park Property, and to correct several clerical errors.

Pursuant to the HP Royalty Agreement, Hyde Park Uranium must pay to Pikes Peak Energy LLC a perpetual production royalty of two percent of any net returns earned by Hyde Park Uranium from the sale of minerals derived from the High Park Uranium Property.

In the event Hyde Park Uranium intends to abandon the claims or any portion thereof, it must first notify Pikes Peak Energy, whereupon Pikes Peak Energy will have the option for sixty days to acquire the claims at no cost.

Hyde Park Uranium will additionally be required to pay maintenance fees of approximately $175 per claim per year.

On July 27, 2007 we entered into an exploration agreement with an option to purchase with Edwin S. Broussard III and Alice M. Broussard in relation to a property known as the High Park Trails Ranch in Teller County, Colorado (the “High Park Trails Property”). The High Park Trails Property adjoins our High Park Uranium Property in Teller County, Colorado. Pursuant to the terms of the agreement, we must make an option payment of $100,000 to acquire the surface and mineral estates over 265 acres (paid on July 27, 2007), with a further payment of $2,900,000 at the end of a twelve month period to exercise the non-exclusive option to purchase the High Park Trails Property. During the option period we have full access to the High Park Trails Property to conduct an exploration and drill program to ascertain whether we wish to exercise the option to purchase the property.

If we choose to exercise the option to purchase the High Park Trails Property, Mr. and Mrs. Broussard will reserve the right to occupy and use the surface of the property provided such use does not interfere with our exploration rights. We must also pay Mr. and Mrs. Broussard a production royalty of approximately 5% of the net returns generated by our exploration of the High Park Trails Property.

Proteus Claims

On January 22, 2008 our company and our wholly owned Colorado subsidiary, Alpha Beta Uranium Inc., entered into an assignment and assumption agreement with Proteus Mining Limited and Pikes Peak Energy LLC whereby Alpha Beta Uranium acquired 441 unpatented lode mining claims located near Cañon City, Colorado, USA (the “Proteus Claims”). The 419 unpatented lode mining claims include 360 claims in Fremont County, 4 claims in Park County, 42 claims in Saguache County, and 13 claims in San Juan County. The assignment and assumption agreement replaces the option agreement between our company and Proteus Mining dated August 27, 2007 (the “Previous Agreement”).

Under the Previous Agreement, we held an option to acquire 939 mining claims by making payments of $7,425,000 and issuing 2,000,000 common shares. As of January 20, 2008, we had made partial payments totaling $1,575,000 in respect of the option.

Following completion of due diligence on the claims, we decided not to acquire several blocks of claims. Accordingly, on January 22, 2008 our company and our subsidiary Alpha Beta Uranium entered into the assignment and assumption agreement with Proteus Mining and Pikes Peak Energy, whereby Alpha Beta Uranium acquired 419 of the Proteus Claims, in consideration of one final installment of $15,000 and the payment of 3,000,000 restricted shares of our common stock to Proteus Mining. Alpha Beta Uranium is now entitled to have title transferred into its name, and has commenced procedures to transfer title. We have issued 3,000,000 shares of our common stock toward the acquisition of the Proteus claims.

Pursuant to the assignment and assumption agreement, Alpha Beta Uranium is also required to pay up to $2,000,000 to Proteus Mining on the successful outlining of mineral reserve milestones on the purchased claims, according to Canadian National Instrument 43-101 (Standards of Disclosure for Mineral Projects) definitions, as described in the following table:

Uranium Mineral Resource or Uranium Mineral Reserve Milestone(1)	Payment(2)
2 million pounds of Uranium Inferred Mineral Resource	$500,000
3 million pounds of Uranium Indicated Mineral Resource	Additional $500,000 (for an aggregate of $1,000,000)
4 million pounds of Uranium Measured Mineral Resource	Additional $500,000 (for an aggregate of $1,500,000)
5 million pounds or more of Uranium Probable Mineral Reserve	Additional $500,000 (for an aggregate of $2,000,000)

As required by the assignment and assumption agreement, Alpha Beta Uranium concurrently entered into a quitclaim deed and royalty agreement with Pikes Peak Energy dated as of January 21, 2008 (the “AB Royalty Agreement”). Pursuant to the AB Royalty Agreement, Alpha Beta Uranium must pay to Pikes Peak Energy a perpetual production royalty of two percent of any net returns earned by Alpha Beta Uranium from the sale of minerals derived from the Proteus Claims.

In the event Alpha Beta Uranium intends to abandon the claims or any portion thereof before January 21, 2013, it must first notify Pikes Peak Energy, whereupon Pikes Peak Energy will have the option for sixty days to acquire the claims at no cost. Alpha Beta Uranium will additionally be required to pay maintenance fees of approximately $175 per claim per year.

Taking into consideration all of the claims already owned, staked and currently being staked by us, including the High Park Claim and the Proteus Claims, we hold approximately 472 claims in total, with each claim covering a land surface area of approximately 20 acres.

Competition

We are a new mineral resource exploration company. We compete with other mineral resource exploration companies for financing and for the acquisition of new mineral properties. Many of the mineral resource exploration companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to achieve the financing necessary for us to conduct further exploration of our mineral properties.

We will also compete with other mineral exploration companies for financing from a limited number of investors that are prepared to make investments in mineral exploration companies. The presence of competing mineral exploration companies may impact on our ability to raise additional capital in order to fund our exploration programs if investors are of the view that investments in competitors are more attractive based on the merit of the mineral properties under investigation and the price of the investment offered to investors.

We will also compete with other mineral companies for available resources, including, but not limited to, professional geologists, camp staff, helicopter or float planes, mineral exploration supplies and drill rigs.

Legislation and Government Regulation

United States

Any operations at the High Park Claims or the Proteus Claims will be subject to various federal and state laws and regulations in the United States which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. We will be required to obtain those licenses, permits or other authorizations currently required to conduct exploration and other programs. There are no current orders or directions relating to us or the High Park Claims with respect to the foregoing laws and regulations. If we escalate our operations at these claims, it is reasonable to expect that compliance with various regulations will increase our costs. Such compliance may include feasibility studies on the surface impact of our proposed operations, costs associated with minimizing surface impact, water treatment and protection, reclamation activities, including rehabilitation of various sites, on-going efforts at alleviating the mining impact on wildlife and permits or bonds as may be required to ensure our compliance with applicable regulations. It is possible that the costs and delays associated with such compliance could become so prohibitive that we may decide to not proceed with exploration, development, or mining operations on any of our mineral properties. We are not presently aware of any specific material environmental constraints affecting our properties that would preclude the economic development or operation of property in the United States.

U.S. Federal Environmental Laws

The U.S. Forest Service requires that mining operations on lands subject to its regulation obtain an approved plan of operations subject to environmental impact evaluation under the National Environmental Policy Act. Any significant modifications to the plan of operations may require the completion of an environmental assessment or Environmental Impact Statement prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. These requirements could add significant additional cost and delays to any mining project undertaken by us.

Under the U.S. Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. Any future mining operations at the High Park Claims or the Proteus Claims may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws. Permitting rules may impose limitations on our production levels or create additional capital expenditures for pollution control in order to comply with the rules.

The U.S. Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"), imposes strict joint and several liability on parties associated with releases or threats of releases of hazardous substances. Those liable groups include, among others, the current owners and operators of facilities which release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred. This liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property. We cannot predict the potential for future CERCLA liability with respect to the High Park Claims or the Proteus Claims or surrounding areas.

Colorado Laws

At the state level, mining operations in Colorado are also regulated by the Colorado Division of Reclamation Mining & Safety. We will be required to hold Colorado mining and reclamation permits that will mandate concurrent and post-mining reclamation of mines and will require the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. Other Colorado regulations govern operating and design standards for the construction and operation of any source of air contamination and landfill operations.

Research and Development Expenditures

As of February 29, 2008, we have not spent any amounts on research and development activities since our inception. Our planned expenditures on our exploration programs are summarized above under the section of this Prospectus entitled “Description of Property”.

Employees

As of February 29, 2008, we have no part time or full time employees. Our director, President, CEO and CFO, Christopher Robin Relph, works part time as an independent contractor and works in the areas of business development and management. He currently contributes approximately 35 hours per week to us. We currently engage independent contractors in the areas of accounting, geological, legal, consulting, marketing, management, accounting, bookkeeping and other services.

Subsidiaries

As of February 29, 2008, we have two wholly owned subsidiaries, Hyde Park Uranium Inc., a Colorado corporation through which we have acquired mineral claims in Colorado, and Alpha Beta Uranium Inc., a Colorado corporation through which we have acquired additional mineral claims in Colorado.

Intellectual Property

We have not filed for any protection of our trademark for our company. We own copyright in the contents of our website, www.buckinghamexploration.com.

Reports to Security Holders

Upon effectiveness of this Prospectus, we will be subject to the reporting and other requirements of the Exchange Act and we intend to furnish our shareholders annual reports containing financial statements audited by our independent auditors and to make available quarterly reports containing unaudited financial statements for each of the first three quarters of each year.

The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.

Description of Property

Our principal executive offices are provided to us at no cost by our President and CEO, and are located at Suite 502, 1978 Vine Street, Vancouver, British Columbia., V6K 4S1. Our telephone number is (604) 737 0203. We pay $250 per month for the use of an additional facility for storage and meetings located in Burnaby, British Columbia. We also pay $900 per month to maintain our office located at Suite 418- 831 Royal Gorge Blvd, Cañon City, Colorado 81212, from where we oversee our exploration activities.

High Park Uranium Property and High Park Trails Property (together the “High Park Claims”)

Location

The High Park Claims consists of 53 unpatented lode mining claims which include 42 claims in Teller County and 11 claims Freemont County, all located near Cañon City, Colorado, USA. We also have an option to purchase surface and mineral estates over 265 acres (the High Park Trails Property) subject to a net mineral returns royalty of 5% (with exploration rights during the option period). The High Park Trails Property adjoins our High Park Uranium Property in Teller County, Colorado. The area is located approximately 30 miles northwest of Canon City, Colorado. Each of the three sections is approximately 1 square mile in area.

The project area is covered predominantly with sediments, gravel and cobble size material. Vegetation in the area consists of sage brush, assorted cacti, bristle cone pine trees and buffalo grass. The existing claims are accessible by a well maintained county road which crosses the North East ¼ of Section 25. Topography in the area consists of rolling hills to the north, south and west. To the east the claims go into rough canyon country and extend to elevations approximately 1,500 to 2,000 feet above the desert floor.

Figures 1 and 2: Location of the High Park Claims in Teller and Freemont Counties, Colorado.

FIGURE 2 (High Park and High Park Trails Claims—Teller and Freemont Counties)

UNITED STATES
DEPARTMENT OF THE INTERIOR
GEOLOGICAL SURVEY

HIGH PARK QUADRANGLE
COLORADO
7.5 MINUTE SERIES (TOPOGRAPHIC)
NE/4 COVER MOUNTAIN 15' QUADRANGLE

4961 IV SE
(WRIGHTS RESERVOIR)
FLORISSANT 15 MI.
R 71 W
R 70 W
Left Hand Creek
Little High Creek
High Creek
High Park Road
Fourmile Creek
High Park Trails Ranch
High Park
Booger Red
Prospects
Prospect
PARK CO
TELLER CO
FREMONT CO
T 15 S
T 16 S
Hole in the Rock Gulch
Spring
Sheep Springs
BARE HILLS
Big Baldy
Bare Hills
Trail Gulch
Sand Gulch
Espinosa Gulch
Oblong Baldy
Well
JEEP TRAIL
Rice Gulch
Wilson Creek
Fourmile Creek
4961 III SW
(COVER MOUNTAIN)
(CRIPPLE CREEK SOUTH)
4961 II NW
(RICE MOUNTAIN)
4961 III SE
330 000 FEET
290 000 FEET
2 040 000 FEET
2 070 000 FEET
38°45'
105°22'30"
105°15'
38°37'30"
42'30"
40'
20'
17'30"

(GRIBBLE MOUNTAIN)
4961 III SW

(COOPER MOUNTAIN)
4961 II SW

INTERIOR—GEOLOGICAL SURVEY, RESTON, VIRGINIA—1983

Mapped, edited, and published by the Geological Survey

Control by USGS and NOS/NOAA

Topography by photogrammetric methods from aerial photographs taken 1975. Field checked 1976. Map edited 1983

Projection and 10,000-foot grid ticks: Colorado coordinate system, central zone (Lambert conformal conic)
1000-meter Universal Transverse Mercator grid, zone 13
1927 North American datum
To place on the predicted North American Datum 1983 move the projection lines 4 meters north and 49 meters east as shown by dashed corner ticks

Fine red dashed lines indicate selected fence lines

UTM GRID AND 1983 MAGNETIC NORTH DECLINATION AT CENTER OF SHEET
GN 0°12' 4 MILS
MN 12° 213 MILS

SCALE 1:24 000
1 ½ 0 1 MILE
1000 0 1000 2000 3000 4000 5000 6000 7000 FEET
1 .5 0 1 KILOMETER

CONTOUR INTERVAL 40 FEET
NATIONAL GEODETIC VERTICAL DATUM OF 1929

COLORADO
QUADRANGLE LOCATION

THIS MAP COMPLIES WITH NATIONAL MAP ACCURACY STANDARDS
FOR SALE BY U. S. GEOLOGICAL SURVEY, DENVER, COLORADO 80225, OR RESTON, VIRGINIA 22092
A FOLDER DESCRIBING TOPOGRAPHIC MAPS AND SYMBOLS IS AVAILABLE ON REQUEST

ROAD CLASSIFICATION

Primary highway, hard surface
Light-duty road, hard or improved surface
Secondary highway, hard surface
Unimproved road
Interstate Route
U. S. Route
State Route

HIGH PARK, COLO.
NE/4 COVER MOUNTAIN 15' QUADRANGLE
N3837.5—W10515/7.5

1983

DMA 4961 III NE—SERIES V877

Ownership Interest

On June 6, 2007 through our wholly owned subsidiary, Hyde Park Uranium Inc., we completed the purchase of 29 unpatented mining claims located in Teller County, Colorado (known as the High Park Uranium Property) from Pikes Peak Resources, Inc. pursuant to the purchase and sale agreement dated May 9, 2007.

On July 23, 2007 we entered into an exploration agreement with an option to purchase with Edwin S. Broussard III and Alice M. Broussard in relation to the High Park Trails Property in Teller County, Colorado. Pursuant to the terms of the agreement, we paid $100,000 on July 27, 2007 and also must make further payment of $2,900,000 at the end of a twelve month period to exercise the non-exclusive option to acquire the surface and mineral estates over 265 acres. During the option period we have full access to the property to conduct exploration and drill programs to ascertain whether we wish to exercise the option to purchase the property.

History of Operations

Prior to our acquisition of the High Park Claims, they were explored by Cyprus Mining Corporation and a total of 354 holes were drilled in the project area. Of these, 339 holes are located on section 25 of the property where uranium ore reserves have been partially delineated. Mineral trends are open ended and identified in at least five horizons within the project area related to braided stream channel deposits in the Tallahassee Creek Conglomerate. Fifteen holes were drilled in the North West corner of section 31, of which two holes contained U3O8 ore grade intercepts at open pit depths. No holes have been drilled on section 30.

The initial project also included leased property in section 25, and state section 36, which is held by the Cotter Corporation. U3O8 ore reserves also exist on both of these properties and a test pit was opened on section 36 for pre-mining evaluation and test. The High Park Claims were to be mined and blended with ore from the Hansen Mine during milling operations. With the decline of the uranium industry in the early 1980’s, all projects were curtailed, and many properties, including the High Park Claims were relinquished and turned back to the original land holders. Since that time the claims have been maintained, and a comprehensive study of the area and date completed.

Present Condition of the Property and Current State of Exploration

In the 1970’s a small ore body was drilled on Section 25. The drilling contained approximately 354 holes. Mineral trends are open ended and identified in at least five horizons within the project area related to braided stream deposits in the Tallahassee Creek conglomerate.

In April 2006, we hired a geologist, Richard E. Schneider, to prepare a report evaluating the High Park Claims. Thereafter, we planned a two stage exploration program, of which we have completed the first step of the first phase and intend to carry out the remaining steps of the first phase and the second phase.

On November 23, 2007 we completed a drill program on our High Park uranium property in Teller County, Colorado. The drilling at High Park seeks to extend the known mineralization of the High Park property by focusing on twinning holes previously reported by Cyprus Mining Corporation, and step out drilling of the adjacent High Park Trails Ranch recently optioned by us. Our completed drill program includes 37 holes with a collective depth of 6,651 feet. Samples have now been sent for assay and the data gathered will be computerized and evaluated. Computer modeling of the results will allow us to better understand the structure of the deposit and to generate new reserve calculations.

Our plan of exploration for the High Park Claims is as follows:

Description	Completion	Description of Exploration Work Required	Estimated Costs ($)
of Phase of Exploration	or Anticipated Completion Date
First Phase	November 23, 2007	Completed preliminary drilling of 37 new holes to confirm prior exploration results and delineate ore body.	N/A
	March 2008	Conduct ground scintillation survey to identify new drilling targets.	65,000
	April 2008	Sample volcanic intrusive.	75,000
	August 2008	Undertake a scoping study to assess feasibility of putting the High Park Claims into production.	100,000
	April 2008	As part of this process we plan to develop a relationship with the Cotter Corporation to ensure that there is a nearby processing facility for the uranium ore.	10,000
	June 2008	Re-drill two small areas of resources to verify past reserve calculations, commence permitting for bulk sampling.	100,000
	Total Costs of the First Phase		350,000
Second Phase	August 2008	Conduct comprehensive drill program based on first phase results.	200,000
	October 2008	Stake out 25-30 new claims.	100,000
	January 2009	Conduct survey and drilling evaluation of newly staked claims	250,000
	Total Costs of the Second Phase		550,000

Geology

The project area is part of the Tallahassee Creek Conglomerate of Oligocene age. Outcrops of the Oligocene Wall Mountain Tuff also occur throughout parts the unexplored areas. The Echo Park Formation of Eocene age also outcrops within the property on fairly steep slopes and in gullies.

Mineralization

The minerals occurring in the project area are autunite, uraninite, gummite and uranophane. To the east side of the property is a volcanic intrusive that has come up through the granites and rhyolites. It is estimated to be approximately 1,800 feet by 2,500 feet in area and Tertiary in age. Depth could go to several thousands of feet. The intrusive is radioactive. Mineralized trends are identified in at least five horizons within the project area. These are related to multiple braided stream channel deposits in the Tallahassee Creek Conglomerate, and possibly the Echo Park Formation. These channels cut into the underlying granites and rhyolites. The channel system is identified as having weathered medium to large granite boulders, volcanic tuff and smaller sand and gravels. The streams are further identified as containing small to large pieces of petrified palm wood and carbonized wood. The channels can range in width from several hundred feet to over a mile. The channels are Eocene in age and classified as being 35,000,000 years old.

Proteus Claims

Location

The Proteus Claims consist of 419 unpatented lode uranium mining claims, which include: 364 claims in Fremont County, 42 claims in Saguache County, 13 claims in San Juan County; all located near Cañon City, Colorado, USA. The claims are collectively known as the “Proteus Claims”. The claims are accessible by paved roads and tracks giving easy accessibility. Canon City is approximately an hour’s drive southwest of Colorado Springs and is home to the Cotter Corporation uranium mill. This mill suspended operation in 2001 and is currently in the process of refurbishment.

The Proteus Claims are grouped into six separate properties located near Cañon City, Colorado, USA. Each property consists of a varying number of uranium claims with each claim covering a land surface area of 20 acres. The claims are easily accessible by a number of paved roads and tracks. Cañon City is approximately an hour’s drive southwest of Colorado Springs and is home to the Cotter Corporation uranium mill. That mill suspended operation in 2001 and is currently in the process of refurbishment. Virtually all of the claims have been previously owned, drilled or worked on by one of the major uranium companies that operated in the area during the last uranium boom that took place in the late 70s and early 80s. Those companies included Union Carbide, Cypress Mining, Urania, Westinghouse and Cotter Corporation. We have opened a field office in Cañon City staffed by a project manager and has engaged the services of several experienced consultants in the areas of geology, geophysics, surveying and staking.

Figures 3, 4, 5. 6: Location of the Proteus Claims in Freemont, Saguache, and San Juan Counties, Colorado.

FIGURE 4. (Proteus Claims—Freemont County (See “Barbara”, “Elk”, “Alpha, Beta Gamma”, and “Bob”)) FIGURE 5 (Proteus Claims—Saguache County) (See “Winner” ) FIGURE 6 (Proteus Claims—San Juan County)

Bob Claims
PUEBLO, COLORADO
1 X 2 DEGREE SERIES (TOPOGRAPHIC)
High Park Trails Ranch
Alpha, Beta, Gamma Claims
High Park
Elk Claims
Barbara Claims
COLORADO SPRINGS
PUEBLO
Canon City
Pueblo West
SCALE 1:250 000
CONTOUR INTERVAL 100 METERS
SUPPLEMENTARY CONTOUR INTERVAL 50 METERS
PUEBLO, COLORADO
38104-A1-TM-250
1989
Pueblo
COLORADO
1:250 000-scale metric topographic map
1 X 2 DEGREE QUADRANGLE SHOWING
Contours and elevations in meters
Highways, roads and other manmade structures
Water features
Woodland areas
Geographic names
GEOLOGICAL SURVEY
1989
Produced by the United States Geological Survey
THIS MAP COMPLIES WITH NATIONAL MAP ACCURACY STANDARDS
CONVERSION TABLE
ADJOINING MAPS
1 Leadville
2 Denver
3 Limon
4 Montrose
5 Lamar
6 Durango
7 Trinidad
8 La Junta
FOR SALE BY U.S. GEOLOGICAL SURVEY DENVER, COLORADO 80225, OR RESTON, VIRGINIA 22092
Topographic Map Symbols

SAGUACHE, COLORADO

30X60 MINUTE SERIES (TOPOGRAPHIC)

Winner Claims
SAWATCH RANGE
COCHETOPA HILLS
GUNNISON NATIONAL FOREST
RIO GRANDE NATIONAL FOREST
COCHETOPA CANYON
LA GARITA WILDERNESS
GUNNISON CO
SAGUACHE CO
CHAFFEE CO
FREMONT CO
Saguache
Doyleville
Sargents
Bonanza
T 49 N
T 48 N
T 47 N
T 46 N
T 45 N
T 44 N
T 43 N

SCALE 1:100 000

1 CENTIMETER ON THE MAP REPRESENTS 1 KILOMETER ON THE GROUND

CONTOUR INTERVAL 50 METERS

1:100 000-scale *metric* topographic map of Saguache COLORADO

30 X 60 MINUTE QUADRANGLE SHOWING

- Contours and elevations in meters
- Highways, roads and other manmade structures
- Water features
- Woodland areas
- Geographic names

GEOLOGICAL SURVEY

1982

Produced by the United States Geological Survey

Compiled from USGS 1:24 000-scale topographic maps dated 1954–1980. Partially revised from aerial photographs taken 1979 and other source data
Revised information not field checked
Map edited 1982

Projection and 10 000-meter grid, zone 13
Universal Transverse Mercator
25 000-foot grid ticks based on Colorado coordinate system, south and central zones. 1927 North American datum
To place on the predicted North American Datum 1983 move the projection lines 4 meters north and 52 meters east

Certain land lines are omitted because of insufficient data

There may be private inholdings within the boundaries of the National or State reservations shown on this map

CONTOUR INTERVAL 50 METERS
NATIONAL GEODETIC VERTICAL DATUM OF 1929

THIS MAP COMPLIES WITH NATIONAL MAP ACCURACY STANDARDS

CONVERSION TABLE

DECLINATION DIAGRAM

ADJOINING MAPS

FOR SALE BY U. S. GEOLOGICAL SURVEY, DENVER, COLORADO 80225
OR RESTON, VIRGINIA 22092

Topographic Map Symbols

SAGUACHE, COLORADO
N3800—W10600/30x60
1982

SILVERTON, COLORADO

30X60 MINUTE SERIES (TOPOGRAPHIC)
MOUNT SNEFFELS WILDERNESS
LIZARD HEAD WILDERNESS
LA GARITA WILDERNESS
San Juan Claim Group
Silverton
RIO GRANDE NATIONAL FOREST
SAN JUAN NATIONAL FOREST
WEMINUCHE WILDERNESS
SAN JUAN MOUNTAINS

SCALE 1:100 000
1 CENTIMETER ON THE MAP REPRESENTS 1 KILOMETER ON THE GROUND
CONTOUR INTERVAL 50 METERS

SILVERTON, COLORADO
37107-E1-TM-100
1982

37107-E1-TM-100

1:100 000-scale *metric* topographic map of

Silverton
COLORADO

30 X 60 MINUTE QUADRANGLE SHOWING

- Contours and elevations in meters
- Highways, roads and other manmade structures
- Water features
- Woodland areas
- Geographic names

GEOLOGICAL SURVEY

1982

Produced by the United States Geological Survey

Compiled from USGS 1:24 000-scale topographic maps dated 1953–1973. Planimetry revised from aerial photographs taken 1975–79 and other source data. Revised information not field checked. Map edited 1982

1927 North American Datum (NAD 27). Projection and 10 000-meter grid: Universal Transverse Mercator, zone 13 25 000-foot ticks: Colorado coordinate system, south zone

The difference between NAD 27 and North American Datum of 1983 (NAD 83) is too small to show at this scale. The values of the shift between the datums for 7.5-minute intersections are given in USGS Bulletin 1875

Where omitted land lines have not been established

There may be private inholdings within the boundaries of the National or State reservations shown on this map

CONTOUR INTERVAL 50 METERS
NATIONAL GEODETIC VERTICAL DATUM OF 1929

THIS MAP COMPLIES WITH NATIONAL MAP ACCURACY STANDARDS

CONVERSION TABLE

Meters	Feet
1	3.2808
2	6.5617
3	9.8425
4	13.1234
5	16.4042
6	19.6850
7	22.9659
8	26.2467
9	29.5276
10	32.8084

To convert meters to feet multiply by 3.2808

To convert feet to meters multiply by 0.3048

DECLINATION DIAGRAM

GN 1°32′ 27 MILS; MN 13° 231 MILS

UTM grid convergence (GN) and 1982 magnetic declination (MN) at center of map
Diagram is approximate

ADJOINING MAPS

1	2	3
4		5
6	7	8

1 Nucla
2 Montrose
3 Saguache
4 Dove Creek
5 Del Norte
6 Cortez
7 Durango
8 Antonito

FOR SALE BY U. S. GEOLOGICAL SURVEY, DENVER, COLORADO 80225 OR RESTON, VIRGINIA 22092

Topographic Map Symbols

Primary highway, hard surface
Secondary highway, hard surface
Light duty road, principal street, hard or improved surface
Other road or street; trail
Route marker: Interstate; U. S.; State
Railroad: standard gage; narrow gage
Bridge; overpass; underpass
Tunnel: road; railroad
Built up area; locality; elevation
Airport; landing field; landing strip
National boundary
State boundary
County boundary
National or State reservation boundary
Land grant boundary
U. S. public lands survey: range, township; section
Range, township; section line: protracted
Power transmission line; pipeline
Dam; dam with lock
Cemetery; building
Windmill; water well; spring
Mine shaft; adit or cave; mine, quarry; gravel pit
Campground; picnic area; U. S. location monument
Ruins; cliff dwelling
Distorted surface: strip mine, lava; sand
Contours: index; intermediate; supplementary
Bathymetric contours: index; intermediate
Stream, lake: perennial; intermittent
Rapids, large and small; falls, large and small
Area to be submerged; marsh, swamp
Land subject to controlled inundation; woodland
Scrub; mangrove
Orchard; vineyard

A pamphlet describing topographic maps is available on request

Ownership Interest

On January 22, 2008 our wholly owned Colorado subsidiary, Alpha Beta Uranium, acquired 419 unpatented lode mining claims located near Cañon City, Colorado, according to the assignment and assumption agreement with Proteus Mining Limited and Pikes Peak Energy LLC. Alpha Beta Uranium acquired 419 of the Proteus Claims, in consideration of one final installment of $15,000 and the payment of 3,000,000 restricted shares of our common stock to Proteus Mining. The assignment and assumption agreement replaces the option agreement between our company and Proteus Mining dated August 27, 2007 (the “Previous Agreement”). Under the Previous Agreement, we held an option to acquire 939 mining claims by making payments of $7,425,000 and issuing 2,000,000 common shares. As of January 20, 2008, we had made partial payments totaling $1,575,000 in respect of the option.

Alpha Beta Uranium is now entitled to have title transferred into its name, and has commenced procedures to transfer title. As of February 14, 2008, we have paid $1,575,000 in cash and 3,000,000 shares of our common stock toward the acquisition of the Proteus claims. Pursuant to the assignment and assumption agreement, Alpha Beta Uranium is also required to pay up to $2,000,000 to Proteus Mining on the successful outlining of mineral reserve milestones on the purchased claims, according to Canadian National Instrument 43-101 (Standards of Disclosure for Mineral Projects) definitions.

History of Operations

Most of the Proteus Claims are located within close proximity (50 mile radius) of the Cotter uranium mill located in Cañon City. This mill suspended operation in 2001 and is currently in the process of refurbishment. It is anticipated that the mill will be opening again in early 2010. Virtually all of the claims have been previously owned, drilled or worked on by one of the major uranium companies that operated in the area during the last uranium boom that took place in the late 1970s and early 1980s. These companies include: Union Carbide, Cypress Mining, Urania, Westinghouse and Cotter Corporation.

Geology

The Proteus Claims focuses primarily on roll front uranium deposits hosted in Oligocene Tallahassee Creek Conglomerate, the Eocene Echo Park Formation and Wall Mountain Pass Formations. These formations represent fluvial and/or or alluvial deposits, laid down in palaeochannels. The palaeochannel sediments were deposited on older Precambrian granites. This area is in the same geological setting as the nearby Hansen ore-body.

Present Condition of the Property and Current State of Exploration

We have opened a field office in Cañon City staffed by a project manager and have engaged the services of several experienced consultants in the areas of geology, geophysics, surveying and staking.

All of the claims have been previously owned, drilled or worked on by one of the major uranium companies that operated in the area during the last uranium boom that took place in the late 70s and early 80s. Those companies included Union Carbide, Cypress Mining, Urania, Westinghouse and Cotter Corporation.

Our intended plan of operation of Proteus Claims is as described below:

Description	Completion	Description of Exploration Work Required	Estimated Costs
of Phase of Exploration	or Anticipated Completion Date		($)
First Phase	March 2008	Fly an airborne geophysical survey to define limits to potentially mineralized palaeo-channels and locate surface uranium anomalies.	20,000
	April 2008	carry out early stage geophysics, mapping, sampling and drill programs on certain of the claims to bring them to a level of knowledge	80,000
		where they can be joint-ventured or sufficient funding raised to complete feasibility studies
	July 2008	Carry out a 3 phase drill program on the Alpha, Beta, Gamma and Elk uranium claims (which form part of the Proteus Claims), where	650,000
		previous exploration work has shown the presence of significant uranium mineralization. This property is in the same geological setting as the nearby Hansen
		ore-body which is reported to contain 30 million pounds of U3O8 at 0.02grade
	Total Costs of the First Phase		750,000
Second Phase	October 2008	identify and stake other claims that were previously owned and partially developed by the major uranium companies in the 1970s	100,000
	November 2008	Continue to seek out old reports and drill data to 50,000 enhance the value of the existing portfolio of claims
	December 2008	staking further 600 claims	500,000
	January 2009	Conduct survey and drilling evaluation of newly staked claims	250,000
	Total Costs of the Second Phase		900,000

As a result of the large number of claims comprising the Proteus Claims, we intend to carry out early stage geophysics, mapping and sampling, and drill programs on certain of the claims. Once sufficient knowledge of the claims is compiled, we intend to enter into joint-ventures or to seek funding in order to complete feasibility studies.

In addition to the specific plan of operations for the individual claims, we also intend over the next 12 months, to continue to identify and stake other claims that were previously owned and partially developed by the major uranium companies in the 1970s. To date, a further 600 claims have been identified in the region of the Proteus Claims and we anticipate that staking will commence by the end of the fall. This will cost approximately $500,000 in staking costs and fees payable to the State of Colorado and Bureau of land Management (BLM).

Our overall planned exploration expenditures for the next twelve months (beginning March 2008) on our mineral properties, together with amounts we expect to spend on administrative costs are summarized as follows:

Description of Expense	Amount
Payments towards acquisition of the High Park Trails Property	$2,900,000
Exploration of the High Park Uranium Property and High Park Trails Property	$550,000
Payment towards acquisition of the Proteus Claims	$3,000,000
Proteus Claims Maintenance fees	$165,000
Exploration of the Proteus Claims	$800,000
Acquisition of further mineral claims	$1,000,000
Professional Fees	$60,000
General and Administrative Expenses (*)	$1,000,000
TOTAL	$9,475,000

Glossary of Technical Terms

Term Alluvial

Definition

Pertaining to sediments deposited in the floodplain of a river, stream or running water source. Alluvial deposits results from irregular water sources, such as fast-moving flood waters and may follow less regular or chaotic patters than fluvial deposits.

Autunite	A secondary mineral resulting from the oxidation of uranium bearing rocks, such as uraninite. It has a fluorescent yellow-green translucent appearance.

Braided stream or braided stream channels.

A network of small channels separated by small and often temporary islands called braid bars. Braided streams are common wherever a drastic reduction in water flow causes the rapid deposition of the stream's sediment load. Braided channels are also typical of river deltas and areas of high erosion.

Eocene Extrusive	A geologic period that extends between 55 and 34 million years ago. A body of igneous rock that has crystallized from a molten magma above the surface.

Fluvial

Pertaining to sediments deposited by a river, stream or running water. Fluvial deposits tend to follow regular, organized patterns, especially in comparison with alluvial deposits, because of the relatively steady transport provided by rivers.

Geochemical survey	A sampling program focusing on trace elements that are commonly found associated with mineral deposits. Common trace elements for gold are mercury, arsenic, and antimony.

Geologic mapping Geophysical Granite Geophysical survey

The process of mapping geologic formations, associated rock characteristics and structural features.

The study of the earth by quantitative physical methods. A commonly occurring variety of intrusive igneous rock.

The systematic measurement of electrical, gravity, seismic, magnetic, or other properties as a tool to help identify rock type(s), faults, structures and minerals.

Ground Scintillation	A method of uranium prospecting that employs a scintillation counter, a specialized instrument for detecting the presence of radioactive minerals.

Gummite	A yellow amorphous mineral composed of uranium minerals, oxides, silicates, hydrates and hydrous oxides of uranium, derived from the alteration of uraninite. It is named for its gum-like consistency.

Intrusive	A body of igneous rock that has crystallized from a molten magma below the surface.

Igneous Oligocene	A body of rock that has crystallized from a molten magma. A geologic period that extends between 34 million to 23 million years ago.
Outcrop Paleochannel	A segment of bedrock exposed to the atmosphere. The remnant of a stream channel cut in older rock and filled by the sediments of younger overlying rock.
Pitchblende Precambrian

Common form of uraninite, a uranium rich mineral.

The period spanning from the formation of Earth some 4500 million years ago to the evolution of the first complex multicellular organisms, including the first animals, some 542 million years ago.

Rhyolite	An igneous, volcanic (extrusive) rock of silicon rich composition bearing a resemblance to granite.
Roll Front

A type of uranium deposition in sandstone bed layers, which cuts across layers in sharply curving forms, commonly C-shaped or S- shaped. Roll Front deposits in Colorado are typically of highly variable geometry, with their longest dimension in plain view parallel to the axes of buried sandstone layers representing former stream channels, and surrounded by a wide halo of reduced or altered rock (rock which has undergone chemical and/or mineralogical changes under geologic processes).

Sediment	Any particulate matter that can be transported by fluid flow and which eventually is deposited as a layer of solid particles on the bed or bottom of a body of water or other liquid.
Tertiary	A geological period that extends approximately 65 million to 1.8 million years ago.

Geochemical survey	A sampling program focusing on trace elements that are commonly found associated with mineral deposits. Common trace elements for gold are mercury, arsenic, and antimony.
Geologic mapping Geophysical Granite Geophysical survey

The process of mapping geologic formations, associated rock characteristics and structural features.

The study of the earth by quantitative physical methods. A commonly occurring variety of intrusive igneous rock.

The systematic measurement of electrical, gravity, seismic, magnetic, or other properties as a tool to help identify rock type(s), faults, structures and minerals.

Ground Scintillation	A method of uranium prospecting that employs a scintillation counter, a specialized instrument for detecting the presence of radioactive minerals.
Gummite	A yellow amorphous mineral composed of uranium minerals, oxides, silicates, hydrates and hydrous oxides of uranium, derived from the alteration of uraninite. It is named for its gum-like consistency.
Intrusive	A body of igneous rock that has crystallized from a molten magma below the surface.
Igneous Oligocene	A body of rock that has crystallized from a molten magma. A geologic period that extends between 34 million to 23 million years ago.
Outcrop Paleochannel	A segment of bedrock exposed to the atmosphere. The remnant of a stream channel cut in older rock and filled by the sediments of younger overlying rock.
Pitchblende Precambrian

Common form of uraninite, a uranium rich mineral.

The period spanning from the formation of Earth some 4500 million years ago to the evolution of the first complex multicellular organisms, including the first animals, some 542 million years ago.

Rhyolite	An igneous, volcanic (extrusive) rock of silicon rich composition bearing a resemblance to granite.
Roll Front

A type of uranium deposition in sandstone bed layers, which cuts across layers in sharply curving forms, commonly C-shaped or S- shaped. Roll Front deposits in Colorado are typically of highly variable geometry, with their longest dimension in plain view parallel to the axes of buried sandstone layers representing former stream channels, and surrounded by a wide halo of reduced or altered rock (rock which has undergone chemical and/or mineralogical changes under geologic processes).

Sediment	Any particulate matter that can be transported by fluid flow and which eventually is deposited as a layer of solid particles on the bed or bottom of a body of water or other liquid.
Tertiary	A geological period that extends approximately 65 million to 1.8 million years ago.

U3O8	A uranium feedstock ore that contains dirt and other rocks. It is for all subsequent uranium processing and applications.
Uraninite	A uranium-rich mineral composed of primarily of uranium dioxide but which also contains uranium trioxide and oxides of lead, thorium and rare earths. It is commonly referred to as pitchblende.
Uranophane	A secondary mineral resulting from the oxidation of uranium bearing rocks, such as uraninite. It is an alteration of gummite, and has a yellow translucent appearance.
Wall Mountain Tuff	A type of rock formed from volcanic ash ejected from vents during a volcanic eruption and forming on mountain walls.

Legal Proceedings

We are not aware of any pending or threatened legal proceedings which involve us or any of our properties or subsidiaries.

Market for Common Equity and Related Stockholder Matters

Market Information

Our common stock is not traded on any exchange. Our common stock is quoted on OTC Bulletin Board, under the trading symbol “BUKX.OB”. The market for our stock is highly volatile. We cannot assure you that there will be a market in the future for our common stock. The OTC Bulletin Board securities are not listed and traded on the floor of an organized national or regional stock exchange. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting dealers in stocks. OTC Bulletin Board stocks are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

The following table shows the high and low prices of our common shares on the OTC Bulletin Board for three quarters since our common stock began to trade on OTC Bulletin Board on May 8, 2007. During May 2007, the highest price of our common stock on the OTC Bulletin Board was $0.70 per share and the lowest price was $0.30 per share. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions:

Period	High	Low
December 1, 2007 – February 29, 2008	1.05	0.85
September 1 – November 30, 2007	1.30	0.82
June 1 – August 31, 2007	1.00	0.46

Holders

As of February 29, 2008 there were 106 holders of record of our common stock.

Dividends

To date, we have not paid any dividends on our common shares and do not expect to declare or pay any dividends on our common shares in the foreseeable future. Payment of any dividends will depend upon future earnings, if any, our financial condition, and other factors as deemed relevant by our Board of Directors.

Equity Compensation Plans

As of the end of the most recent fiscal year on May 31, 2007 we did not have any equity compensation plans. On November 23, 2007, we filed a Form S-8 registration statement with the SEC to register the 2007 Non-Qualified Stock Plan and 2007 Non-Qualified Stock Option Plan to issue up to 2,000,000 common shares and options to purchase up to 2,000,000 shares of our common stock to our employees, executives and consultants. As of February 29, 2008 we issued 25,000 stock purchase options under our 2007 Non-Qualified Stock Option Plan.

Equity Compensation Plan Information

	As of February 29, 2008

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights ($)	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans not approved by shareholders	25,000	0	3,975,000
Equity compensation plans approved by shareholders	0	0	0
Total	25,000	0	3,975,000

Management’s Discussion and Analysis or Plan of Operation

The following discussion should be read in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. The discussions of results, causes and trends should not be construed to imply any conclusion that these results or trends will necessarily continue into the future.

Forward Looking Statements

This Prospectus contains certain forward-looking statements. All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including any projections of earnings, revenues, or other financial items; any statements of the plans, strategies, and objectives of management for future operation; any statements concerning proposed new products, services, or developments; any statements regarding future economic conditions or performance; statements of belief; and any statement of assumptions underlying any of the foregoing. Such forward-looking statements are subject to inherent risks and uncertainties and actual results could differ materially from those anticipated by the forward-looking statements.

Liquidity and Capital Resources

As of November 30, 2007, we had cash of $110,083 in our bank accounts and a working capital surplus of $334,245. Our net loss per share was $0.07 for the six months ended November 30, 2007 compared to $0.01 for the same period in 2006.

Our net loss of $4,162,062 from April 4, 2006 (date of inception) to November 30, 2007 was mostly funded by a combination of private placements and loans. From April 4, 2006 (date of inception) to November 30, 2007, we raised net proceeds of $3,449,425 in cash from the issuance of common stock, the majority of which $2,317,500 was raised in the six month period ended November 30, 2007. On February 19, 2007, we issued a promissory note in exchange for proceeds of $23,362 in the form of an unsecured loan, bearing interest at 1% per month with no repayment terms. During the period ended November 30, 2007, the note and accrued interest were repaid.

Since April 4, 2006 (date of inception) to February 29, 2008, we raised gross proceeds of $3,656,925 in cash from the sale of our securities.

Date of issuance	Type of security issued	Number of securities issued	Price per security	Total funds received ($)
May 2006	Common Shares	22,000,000	0.0001	2,200
July 2006	Common Shares	527,250	0.10	52,725
August 2006	Common Shares	2,000,000	-	For acquisition of mining claims
September 2006	Common Shares	120,000	-	For services
	Common Shares	20,000	0.10	2,000
	Common Shares	6,000,000	-	For acquisition of mining claims
May 2007	Common Shares	200,000	-	For services
	Units (1)	4,300,000	0.25	1,075,000
	Units (1)	215,000	-	Commission for private placements of 4,300,000 units
August 2007	Units (2)	3,500,000	0.50	1,750,000
September 2007	Units (3)	650,000	0.50	325,000
October 2007	Units (4)	700,000	0.50	350,000
November 2007	Units (5)	200,000	0.50	100,000
January 2008	Common Shares	3,000,000	-	For acquisition of mining claims
Total Common Shares Outstanding		43,432,250
Total Warrants Outstanding		9,350,000
(contained in units)
Total Options Outstanding		3,025,000

(1)

On May 7, 2007 we issued Christopher Robin Relph, our director, President, CEO and CFO, options to purchase up to 2,000,000 common shares at $0.10 per share until May 7, 2010 for his management services.

(2)

On May 16, 2007 we issued 4,300,000 units to various non US investors at $0.25 per unit for cash proceeds of $1,075,000. Each unit consists of one common share and one non-transferable warrant to purchase one common share. The warrants will be exercisable at $0.30 per share from May 16, 2007 to May 15, 2008 or at $0.35 per share from May 16, 2008 to May 15, 2009. We issued 215,000 shares of common stock to Aran Asset Management SA as commission for the non-brokered private placement of 4,300,000 units.

(3)

On August 10, 2007, we issued 3,500,000 units to various non-US investors at $0.50 per unit for net cash proceeds of $1,575,000. Each unit consists of one common share and one non-transferable warrant to purchase one common share at an exercise price of $1.00 per share. Each warrant will expire on the earlier of August 10, 2009, or after five business days after our common stock trades at least once on the OTC Bulletin Board at a price equal to or above $1.25 per share for seven consecutive trading days. We paid $175,000 to Aran Asset Management SA as commission.

(4)

On September 18, 2007, we sold a private placement of 650,000 units at $0.50 per unit for cash proceeds of $325,000. Each unit consists of one common share, and one non- transferable warrant to purchase one additional common share at an exercise price of $1.00 per share. Each warrant will expire on the earlier of September 15, 2009 or after five business days after our common stock trades at least once on the OTC Bulletin Board at a price equal to or above $1.25 per share for seven consecutive trading days.

(5)

In October 2007, we sold private placements of 700,000 units at $0.50 per unit for cash proceeds of $350,000. Each unit consists of one common share and one non- transferable warrant to purchase one additional common share at $1.00 per common share within the earlier of two years from the date it was issued, or after five business days after the our common shares trade at least once on the OTC Bulletin Board at a share price equal to or above $1.25 per common share for seven consecutive trading days.

(6)

On November 6, 2007, we sold a private placement of 200,000 units at $0.50 per unit for cash proceeds of $100,000. Each unit consists of one common share and one non- transferable warrant to purchase one additional common share at $1.00 per common share within the earlier of November 2, 2009, or after five business days after our common shares trade at least once on the OTC Bulletin Board at a share price equal to or above $1.25 per common share for seven consecutive trading days.

We used net cash of $1,060,616 in operating activities compared to $53,908 for the six months ended November 30, 2006. And we used net cash of $1,560,263 in investing activities for the six months ended November 30, 2007 compared to no cash used in investing activities for the same period in 2006. We received net cash of $2,274,688 from financing activities for the six month period ended November 30, 2007 compared to $42,375 for the same period in 2006.

We expect that our total expenses will increase over the next year as we increase our business operations and seek additional mineral interests. We have not been able to reach the break-even point since our inception and have had to rely on outside capital resources. We do not anticipate making any revenues for the next year.

We estimate that over the next 12 months (beginning March 2008) we will spend approximately $9,475,000 in carrying out our business plan, the details of which are outlined in more detail in the section entitled “Description of Property” above.

Of the $9,475,000 that we need for the next 12 months, we had $110,083 in cash as of November 30, 2007. In order to fully carry out our business plan, we need additional financing of approximately $9,364,917 for the next 12 months. In order to improve our liquidity, we intend to pursue additional equity financing from private placement sales of our equity securities or shareholders’ loans. We intend to negotiate with our management and consultants to pay parts of salaries and fees with stock and stock options instead of cash. We do not presently have sufficient financing to undertake our planned exploration program on our mineral properties. Issuances of additional shares will result in dilution to our existing shareholders.

We currently do not have any arrangements in place for the completion of any further private placement financings and there is no assurance that we will be successful in completing any further private placement financings.

If we are unable to achieve the necessary additional financing, then we plan to reduce the amounts that we spend on our exploration activities and administrative expenses in order to be within the amount of capital resources that are available to us. Specifically, we anticipate that we would defer any drilling programs pending our obtaining additional financing.

Results of Operations

Lack of Revenues

We have earned no revenues and have sustained operational losses since our inception on April 4, 2006 to November 30, 2007. As of November 30, 2007, we had an accumulated deficit of $4,162,062. We anticipate that we will not earn any revenues during the current fiscal year or in the foreseeable future, as we are presently engaged in the exploration of our mineral properties. We may not generate significant revenues even if our exploration program indicates that mineral deposits may exist on our mineral claims. We anticipate that we will incur substantial losses over the next two years.

At this time, our ability to generate any revenues continues to be uncertain. The auditor's report on our audited financial statements on May 31, 2007 and 2006 contains an additional explanatory paragraph which identifies issues that raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Expenses

From April 4, 2006 (date of inception) to November 30, 2007, our total expenses were $4,158,941. The major components of our expenses since inception consist of: $2,820,125 for impairment of mineral property costs; general and administrative expenses of $786,313; mineral property costs of $336,044; professional fees of $208,495, and $7,964 in amortization. From April 4, 2006 (date of inception) to May 31, 2007, our total expenses were $1,669,438. The major components of our expenses since inception to May 31, 2007 consist of $1,345,125 for impairment of mineral property costs; general and administrative expenses of $228,400; professional fees of $93,521, and $2,392 in other mineral property costs. From April 4, 2006 (date of inception) to May 31, 2006, our total expenses were $6,416, because we started our operations only for less than two months. The major components of our expenses since inception to May 31, 2006 consist of $1,608 in general and administrative expenses and $4,808 in professional fees.

Our total expenses increased $492,983 to $535,650 for the three months ended November 30, 2007 from $42,667 for the three months ended November 30, 2006. Our total expenses increased $2,205,853 to $2,489,503 for the six months ended November 30, 2007 from $283,650 for the six months ended November 30, 2006. The increase in total expenses was mainly due to our increased business activities and in particular our acquisition of additional mineral interests and related engagement of additional consultants. Since it has not been determined whether there are proven or probably reserves on our properties, we recognized impairment losses of mineral property acquisition costs. Our impairment of mineral property costs increased $1,275,000 to $1,475,000 for the six months ended November 30, 2007 from $200,000 for the six months ended November 30, 2006.

Our total expenses for the year ended May 31, 2007 were $1,663,022 including $1,345,125 for impairment of mineral property costs; $226,792 in general and administrative expenses; $88,713 in professional fees; and $2,392 in mineral property costs.

Due to our acquisition of mineral interests, our mineral property costs correspondently increased $274,692 to $274,692 for the three months ended November 30, 2007 from $0 for the three months ended November 30, 2006 and increased $331,260 to $333,652 for the six months ended November 30, 2007 from $2,392 for the six months ended November 30, 2006.

Our professional fees consisted primarily of legal, accounting and auditing fees. Our professional fees increased $21,596 from $22,642 for the three months ended November 30, 2006 to $44,238 for the three months ended November 30, 2007. Our professional fees increased $66,907 from $48,067 for the six months ended November 30, 2006 to $114,974 for the six months ended November 30, 2007. The increase in our professional fees was due to additional legal and auditing services provided.

Our other administrative expenses consist of amortization, consulting fees, foreign exchange loss, mineral property costs, transfer agent and filing fees, office supplies, travel expenses, rent, communication expenses (cellular, internet, fax and telephone), bank changes, advertising and promotion costs, office maintenance, courier and postage costs, and office equipment.

Our other administrative costs increased $196,695 from $20,025 for the three months ended November 30, 2006 to $216,720 for the three months ended November 30, 2007. Our other administrative costs increased $532,686 from $33,191 for the six months ended November 30, 2006 to $565,877 for the six months ended November 30, 2007. The increase in other administrative costs was mainly due to our increased day to day operation activities.

Net Loss

For the year ended May 31, 2007 we incurred net loss of $1,663,949. For the three months ended November 30, 2007 we incurred net loss of $537,817 compared to $42,443 for the same period in 2006. For the six month ended November 30, 2007 we incurred net loss of $2,491,697 compared to $283,113 for the same period in 2006. From April 4, 2006 (date of inception) to May 31, 2007, we incurred an aggregate net loss of $1,670,365. For the period from inception on April 4, 2006 until May 31, 2006, we incurred net loss of $6,416.

For the period from inception on April 4, 2006 until November 30, 2007, we incurred net loss of $4,162,062. The net loss was primarily due to the impairment of mineral property costs and mineral property costs associated with a new company that has not yet earned any revenues. We expect to continue to incur losses over the next two years.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on our operations or financial position. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Since inception, we have had no changes in or disagreements with our accountants. Our audited financial statements for the fiscal year ended May 31, 2007 have been included in this Prospectus in reliance upon Manning Elliott LLP, Independent Registered Public Accounting Firm, as experts in accounting and auditing.

Directors, Executive Officers, Promoters, and Control Persons

Directors and Officers

According to our bylaws, the authorized number of directors of the corporation shall be not less than one and no more than fifteen and shall be set by resolution of the Board of Directors.

Our current director and officer is:

Name	Age	Position
Christopher Robin Relph	59	Director, President, Chief Executive Officer, Chief Financial Officer Treasurer, Secretary, Principal Accounting Officer

The directors will serve as directors until our next annual shareholder meeting or until a successor is elected who accepts the position. Officers hold their positions at the will of the Board of Directors. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of our affairs.

Christopher Robin Relph, Director, President, CEO and CFO

Mr. Relph was our founder and has been our President, CEO, CFO and sole director since April 4, 2006. From May 2002 to April 2006, Mr. Relph's principal occupation was acting as the President of Garuda Capital Corp., a company in the businesses of mining and chocolate manufacturing, quoted under the symbol GRUA on the Pink Sheets. Also for the past five years, Mr. Relph has been the managing director of Buckingham Securities Ltd., an investment company in London, UK. As a former member of various international stock exchanges and the London Life Market, Mr. Relph has considerable experience in public companies affairs, fund raising and deal structuring. Mr. Relph is a director of Garuda Capital Corp., a public company. Mr. Relph is also Chairman of the Rigpa Foundation, a charitable trust.

Management and Consulting Agreements

We entered into a management agreement with Christopher Robin Relph on May 7, 2007 with effect from March 1, 2007 regarding Mr. Relph’s service as President, CEO and CFO. Pursuant to this agreement, Mr. Relph receives remuneration at the rate of $10,000 per month commencing March 1, 2007, payable at the beginning of each month, or accruing as a debt owing by us to Mr. Relph. In addition, Mr. Relph also received options to purchase 2,000,000 shares of our common stock at $0.10 per share until May 7, 2010. The compensation payable to Mr. Relph pursuant to the May 7, 2007 management agreement is reflected in the summary compensation table below.

Prior to the above mentioned agreement, we entered into a management agreement dated April 5, 2006 with Mr. Relph regarding his services as our President, CEO and CFO. Pursuant to this agreement, Mr. Relph received remuneration at the rate of $500 per month commencing April 5, 2006, payable at the beginning of each month.

On August 27, 2007, we entered into a consulting agreement with Wingspan Foundation, pursuant to which Wingspan has agreed to provide us with certain operational, management, financial, and public relations consulting services. The services will be performed at our satellite office in Cañon City, Colorado. Pursuant to the consulting agreement, we will pay to Wingspan a monthly fee of $10,000. In addition to the monthly fee, we granted to Wingspan 1,000,000 options to purchase our common shares at a purchase price of $0.60 per share. The options will expire after August 27, 2009, or 30 days following the termination of the agreement, whichever is earlier. The term of the agreement is from June 1, 2007, until May 31, 2008, and is renewable for a period of one year if we provide written notice to Wingspan by April 30, 2008. The agreement may be terminated by either party upon 30 days written notice to the other.

On September 14, 2007 we entered into a consulting agreement with Max Klemm for operational and management services. Pursuant to the agreement, we are required to pay $2,500 per month, commencing September 17, 2007 and terminating on September 18, 2008 unless terminated by either party by providing one month advance notice. The agreement with Mr. Klemm is automatically renewable for a further period of six months. We also issued options to purchase 25,000 common shares exercisable at $1.00 per share to Mr. Klemm pursuant to our 2007 Non-Qualified Stock Option Plan.

Significant Employees

As of February 29, 2008, we have no part time or full time employees. Our director, President, CEO and CFO, Christopher Robin Relph, works part time as an independent contractor and works in the areas of business development and management. He currently contributes approximately 35 hours per week to us. We currently engage independent contractors in the areas of accounting, geological, legal, consulting, marketing, management, accounting, bookkeeping and other services.

Family Relationships

There are no family relationships among our officers, directors, or persons nominated for such positions.

No Legal Proceedings

No officer, director, or person nominated for these positions, and no promoter or significant employee of our corporation has been involved in legal proceedings that would be material to an evaluation of our management.

No director, executive officer, promoter or control person has been involved in any of the following events during the past five years:

  any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

  being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

  being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Audit Committee

The functions of the Audit Committee are currently carried out by our Board of Directors. Our Board of Directors has determined that we do not have an audit committee financial expert on our Board of Directors carrying out the duties of the Audit Committee. Our Board of Directors has determined that the cost of hiring a financial expert to act as a director and to be a member of the Audit Committee or otherwise perform Audit Committee functions outweighs the benefits of having a financial expert on the Audit Committee.

Code of Ethics

We have presently not adopted a code of ethics due to the fact that we are in the early stage of our operations. We intend to adopt a code of ethics within the next year.

Executive Compensation

The following Summary Compensation Table sets forth the total annual compensation paid or accrued by us to or for the account of the Chief Executive Officers who held this position during fiscal 2006 and 2007 and each other executive officer whose total cash compensation exceeds $100,000:

Summary Compensation Table for Directors and Officers

		Annual Compensation			Long Term Compensation

					Awards		Payout(s)

Nonqualified
deferred
						Nonequity	compensation
					Option	incentive plan	earnings	All Other
Name and Principal Position	Year	Salary $	Bonus $	Stock Awards $	Awards ($)	compensation ($)	$	Compensation $	Total $
	Fiscal 2007	34,500 (2)	0	0	1,740,000 (3)	0	0	0	1,774,500

Christopher Robin Relph (1)

	Fiscal 2006 (2)	1,000	0	0	0	0	0	0	1,000

(1)	Christopher Robin Relph is our director, President, Chief Executive Officer and Chief Financial Officer.

(2)

Represents management fees paid to Mr. Relph as CEO during Fiscal 2007, at a rate of a) $500 per month from June 1, 2006 to February 28, 2007, and b) $10,000 per month from March 1, 2007 until May 31, 2007 pursuant to a management agreement dated May 7, 2007 (and as further described below). As at May 31, 2007, we are indebted to the Mr. Relph for $10,172 (2006 - $6,089), representing cash proceeds for our financing operations. This amount is unsecured, non-interest bearing, and has no repayment terms.

(3)

Represents the aggregate intrinsic value (the difference between the fair market value and the option exercise price) as of February 29, 2008 of 2,000,000 options to purchase shares of our common stock, exercisable at $0.10 per share until May 7, 2010. This option award forms part of Mr. Relph’s management remuneration.

(4)	For the period from Inception (April 4, 2006) to May 31, 2006.

Our director did not receive any compensation for his service as a director during the period from inception (April 4, 2006) to November 30, 2007.

Option Grants in Last Fiscal Year

Options were granted in the last fiscal year to our executive officer as listed in the below table.

Outstanding Equity Awards at Fiscal Year End

OPTION AWARDS

	Number of	Number of	Equity Incentive	Option	Option
	Common	Common Shares	Plan Awards:	Exercise	Expiration Date
	Shares	Underlying	Number of	Price
	Underlying	Unexercised	Securities	($)
	Unexercised	Options	Underlying
	Options	(#)	Unexercised
	(#)	Unexercisable	Unearned Options
Name	Exercisable		(#)
Christopher Robin Relph	2,000,000	0	0	0.10	May 7, 2010

Compensation of Directors

Our sole director did not receive any compensation for his service as a director during the period from inception (April 4, 2006) to November 30, 2007.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the Board of Directors or a committee thereof.

Compensation Committee

We currently do not have a compensation committee of the Board of Directors. The Board of Directors as a whole determines executive compensation.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth the ownership, as of February 29, 2008, of our common stock by our director, and by our executive officer and director as a group, and by each person known to us who is the beneficial owner of more than 5% of any class of our securities. As of February 29, 2008, there were 43,432,250 common shares issued and outstanding. All persons named have sole voting and investment power with respect to the shares, except as otherwise noted. The number of shares described below includes shares which the beneficial owner described has the right to acquire within 60 days of the date of this Prospectus.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Common	Christopher Robin Relph (2)
	15 Nebuck House	16,083,000 (3)	35.3%
	Olde Towne at Sandyport
	West Bay Street, Nassau, Bahamas
	All Officers and Directors as a Group	16,083,000	35.3%
	Mark Orsmond (4)
	993 Hampshire Rd	5,200,000	11.9%
	North Vancouver
	British Columbia V7R 1V2
	Proteus Mining Limited (5)
	2 New Square, Lincoln’s Inn	3,000,000	6.9%
	London, WC2A 3RZ

1.	Based on 43,432,250 issued and outstanding shares of common stock as of February 29, 2008.
2.	Christopher Robin Relph is our director, President, CEO and CFO.
3.

Includes 12,083,000 common shares, options to purchase 2,000,000 shares of common stock at $0.10 per share until May 7, 2010, and 2,000,000 common shares held by Cocotropolis Inc., a company over whose securities Mr. Relph shares dispositive and voting control with Shelley Miller.

4.	Includes 1,000,000 common shares held by Mark Orsmond and 4,200,000 common shares held by Pikes Peak Resources Inc. To our knowledge, Mr. Orsmond has sole dispositive and voting control with regards to securities held by Pikes Peak Resources Inc.
5.	To our knowledge, George Oswald has sole dispositive and voting control with regards to securities held by Proteus Mining Limited.

Changes In Control

There are currently no arrangements which would result in a change in control of us.

Director Independence

Our securities are quoted on the OTC Bulletin Board which does not have any director independence requirements.

Robin Relph is our sole director and officer and as such does not meet any of the definitions for independent directors. Once we engage further directors and officers, we will develop a definition of independence and scrutinize our Board of Directors with regard to this definition.

Certain Relationships and Related Transactions

During the year ended May 31, 2007, we incurred $34,500 (2006 - $1,000) for management services provided by Christopher Robin Relph, our director, President, CEO and CFO. During the six months ended November 30, 2007, we incurred $60,000 for management services provided by Christopher Robin Relph. On May 7, 2007, we granted 2,000,000 stock purchase options to Christopher Robin Relph.

As at May 31, 2007, we are indebted to Christopher Robin Relph for $10,172 (2006 - $6,089), representing cash proceeds and expenses paid on behalf of us. During the six months ended November 30, 2007, we advanced Christopher Robin Relph $5,778, representing a deposit on travel expenses paid. These amounts are unsecured, non-interest bearing, and have no repayment terms.

During the nine month period ended February 28, 2007, we received a $46,525 unsecured loan from Cocotropolis Inc., of which Christopher Robin Relph is a director, bearing interest at 1% per month. We repaid $21,533 as at February 29, 2007, and as of November 30, 2007 the balance of $25,842 was paid. We paid total interest expenses of $137.

Other than as described above, we have not entered into any transactions with our officers, directors, persons nominated for these positions, beneficial owners of 5% or more of our common stock, or family members of these persons wherein the amount involved in the transaction or a series of similar transactions exceeded the lesser of $120,000 or 1% of the total assets for the last two fiscal year.

Disclosure of Commission Position on Indemnification of Securities Act Liabilities

Under our Articles of Incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the SEC, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

Financial Statements

Our fiscal year end is May 31. We will provide audited financial statements to our stockholders on an annual basis. Our consolidated audited financial statements for the fiscal years ended May 31, 2007 and 2006 and unaudited consolidated financial statements for the period ended November 30, 2007 follow beginning at 50.

Buckingham Exploration Inc.
(An Exploration Stage Company)
May 31, 2007 and 2006
Index
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Cash Flows	F-4
Consolidated Statement of Stockholders’ Equity	F-5
Consolidated Notes to the Financial Statements	F-6 -18

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders Buckingham Exploration Inc. (An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Buckingham Exploration Inc. (An Exploration Stage Company) as of May 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and stockholders' equity for the year ended May 31, 2007, for the period from April 4, 2006 (Date of Inception) to May 31, 2006, and accumulated from April 4, 2006 (Date of Inception) to May 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buckingham Exploration Inc. (An Exploration Stage Company) as of May 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended May 31, 2007, for the period from April 4, 2006 (Date of Inception) to May 31, 2006, and accumulated from April 4, 2006 (Date of Inception) to May 31, 2007 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues and has incurred an operating loss since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada August 22, 2007

Buckingham Exploration Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in US dollars)

	May 31, 2007	May 31, 2006
	$	$
ASSETS
Current Assets
Cash	456,274	13,837
Other receivables	22,112	-
Prepaid expenses	6,125	-
Total Assets	484,511	13,837
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	12,462	-
Accrued liabilities	6,456	1,114
Due to related parties (Note 5)	13,672	6,589
Note payable (Note 4)	23,362	-
Total Liabilities	55,952	7,703
Commitments and Contingencies (Notes 1 and 10)
Stockholders’ Equity
Preferred Stock, 20,000,000 shares authorized, $0.0001 par value, NIL issued and outstanding
Common Stock, 80,000,000 shares authorized, $0.0001 par value 35,382,250 and 22,000,000 shares issued and outstanding
Additional Paid-in Capital	2,095,386	-
Common Stock Subscribed (Note 6)	-	10,350
Deficit Accumulated During the Exploration Stage	(1,670,365)	(6,416)
Total Stockholders’ Equity	428,559	6,134
Total Liabilities and Stockholders’ Equity	484,511	13,837
(The accompanying notes are an integral part of these financial statements)

Buckingham Exploration Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in US dollars)

		For the
		period	Accumulated
		from April 4,	from April 4,
	Year Ended	2006 (Date of	2006 (Date of
	May 31,	Inception) to	Inception) to
	2007	May 31, 2006	May 31, 2007
	$	$	$
Revenue	-	-	-
Expenses
General and administrative (1)	226,792	1,608	228,400
Impairment of mineral property costs (Note 4)	1,345,125	-	1,345,125
Mineral property costs	2,392	-	2,392
Professional fees	88,713	4,808	93,521
Total Expenses	1,663,022	6,416	1,669,438
Other (Income) Expenses
Interest income	(560)	-	(560)
Interest expense	1,487	-	1,487
Net Loss	(1,663,949)	(6,416)	(1,670,365)
Net Loss Per Share – Basic and Diluted	(0.06)	-	-
Weighted Average Shares Outstanding	27,186,000	8,351,000
(1) Stock based compensation included as follows:
General and administrative expenses	134,999	-	134,999

(The accompanying notes are an integral part of these financial statements)

F-3

Buckingham Exploration Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	May 31,	For the period	Accumulated
	2007	from April 4,	from April 4,
		2006 (Date of	2006 (Date of
		Inception) to	Inception) to
		May 31, 2006	May 31, 2007
	$	$	$
Operating Activities
Net loss	(1,663,949)	(6,416)	(1,670,365)
Adjustments to reconcile net loss to net cash used in
operating activities
Impairment of mineral property costs	1,345,125	-	1,345,125
Stock based compensation	134,999	-	134,999
Common shares issued for services	32,000	-	32,000
Changes in operating assets and liabilities
Accounts payable and accrued liabilities	17,804	1,114	18,918
Other receivables	(22,112)	-	(22,112)
Prepaid expenses	(6,125)	-	(6,125)
Due to related parties	-	1,589	1,589
Net Cash Used in Operating Activities	(162,258)	(3,713)	(165,971)
Investing Activities
Acquisition of mineral properties	(545,125)	-	(545,125)
Net Cash Used in Investing Activities	(545,125)	-	(545,125)
Financing Activities
Advance from a related party	7,083	5,000	12,083
Note payable	23,362	-	23,362
Proceeds from common stock subscriptions	-	10,350	10,350
Proceeds from the issuance of common stock	1,119,375	2,200	1,121,575
Net Cash Provided by Financing Activities	1,149,820	17,550	1,167,370
Increase In Cash	442,437	13,837	456,274
Cash - Beginning of Year	13,837	–	–
Cash – End of Year	456,274	13,837	456,274
Non-Cash Investing and Financing Activities:
Common stock issued for mineral property acquisitions	800,000	-
Common stock issued for mineral property acquisition finders fee	100,000	-
Supplemental Disclosures
Interest paid	1,487	-
Income tax paid	-	-

(The accompanying notes are an integral part of these financial statements)

Buckingham Exploration Inc.
(An Exploration Stage Company)
Consolidated Statement of Stockholders’ Equity
For the Period from April 4, 2006 (Date of Inception) to May 31, 2007
(Expressed in US dollars)

					Deficit
					Accumulated During
			Common	Additional	the
			Stock	Paid-Up	Exploration
	Shares	Amount	Subscribed	Capital	Stage	Total
	#	$	$	$	$	$
Balance – April 4, 2006 (Date of Inception)	-	-	-	-	-	-
May 8, 2006 – issuance of commons hares for cash proceeds at $0.0001 per share	20,000,000	2,000	-	-	-	2,000
May 20, 2006 – issuance of common shares for cash proceeds at $0.0001 per share	1,000,000	100	-		-	100
May 26, 2006 – issuance of common shares for cash proceeds at $0.0001 per share	1,000,000	100	-	-	-	100
May 31, 2006 – common shares subscribed at $0.10 per share	-	-	10,350	-	-	10,350
Net loss for the period	-	-	-	-	(6,416)	(6,416)
Balance – May 31, 2006	22,000,000	2,200	10,350	-	(6,416)	6,134
July 1, 2006 – issuance of common shares for cash proceeds at $0.10 per share	527,250	53	(10,350)	52,672	-	42,375
August 8, 2006 – issuance of common shares for acquisition of mineral property at $0.10 per share	2,000,000	200	-	199,800	-	200,000
September 28, 2006 – issuance of common shares for transfer agent expenses at $0.10 per share	120,000	12	-	11,988	-	12,000
May 7, 2006 – issuance of common shares for proceeds cash at $0.10 per share	20,000	2	-	1,998	-	2,000
May 7, 2007 – issuance of common shares for legal fees at $0.10 per share	200,000	20	-	19,980		20,000
May 7, 2007 – issuance of common shares for acquisition of mineral property at $0.10 per share	5,000,000	500	-	499,500	-	500,000
May 11, 2007 – issuance of common shares for mineral property finders fee at $0.10 per share	1,000,000	100	-	99,900	-	100,000
May 16, 2007 – issuance of common shares for cash proceeds at $0.25 per share	4,300,000	430	-	1,074,570	-	1,075,000
May 16, 2007 – issuance of common shares for finders fee at $0.25 per share	215,000	21	-	53,729	-	53,750
Stock-based compensation	-	-	-	134,999	-	134,999
Share issuance expenses	-	-	-	(53,750)	-	(53,750)
Net loss for the year	-	-	-	-	(1,663,949)	(1,663,949)
Balance – May 31, 2007	35,382,250	3,538	-	2,095,386	(1,670,365)	428,559

(The accompanying notes are an integral part of these financial statements)

Buckingham Exploration Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Period Ended May 31, 2007
(Expressed in US dollars)

1. Nature of Operations and Continuance of Business

Buckingham Exploration Inc. (the “Company”) was incorporated in the State of Nevada on April 4, 2006. The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard (“SFAS”) No.7 “Accounting and Reporting for Development Stage Enterprises”. The Company’s principal business is the acquisition and exploration of mineral resources. The Company has not presently determined whether its properties contain mineral reserves that are economically recoverable.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at May 31, 2007, the Company has an accumulated loss of $1,670,365. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

On December 12, 2006, the Company filed and amended SB-2 Registration Statement with the United States Securities and Exchange Commission that was declared effective December 22, 2006 to register 3,047,250 shares of common stock for resale by existing shareholders of the Company. The Company did not receive any proceeds on the resale of common stock by existing shareholders.

On August 10, 2007, the Company sold a private placement of 3.5 million units at a price of $0.50 per unit, raising a total of $1,750,000. Each unit consists of one common share and one non-transferable warrant to purchase of one further common share at an exercise price of $1.00. Each warrant will expire on the earlier of two years from the date it is issued or after five business days following the seventh consecutive trading day on which the Company’s common stock trades at least once on the NASDAQ operated OTC Bulletin Board at a price equal to or above $1.25 per share.

2.	Summary of Significant Accounting Policies

	(a)	Basis of Presentation and Consolidation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The consolidated financial statements include the financial statements of the Company and its’ wholly-owned subsidiary, Hyde Park Uranium, Inc. All intercompany balances and transactions have been eliminated. The Company’s fiscal year-end is May 31.

Buckingham Exploration Inc. (An Exploration Stage Company) Notes to the Consolidated Financial Statements Period Ended May 31, 2007 (Expressed in US dollars)

2.	Summary of Significant Accounting Policies (continued)

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company regularly evaluates estimates and assumptions related to donated expenses, stock-based compensation expense and deferred income tax asset valuations. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

	(c)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

	(d)	Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at May 31, 2007 and 2006, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

	(e)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

Buckingham Exploration Inc. (An Exploration Stage Company) Notes to the Consolidated Financial Statements Period Ended May 31, 2007 (Expressed in US dollars)

2.	Summary of Significant Accounting Policies (continued)

	(f)	Mineral Property Costs

The Company has been in the exploration stage since its inception on April 4, 2006 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property exploration costs are expensed as incurred. Mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights Are Tangible or Intangible Assets”. The Company assesses the carrying costs for impairment under SFAS 144, “Accounting for Impairment or Disposal of Long Lived Assets” at each fiscal quarter end. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs then incurred to develop such property, are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

	(g)	Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

	(h)	Financial Instruments

The fair value of financial instruments, which include cash, other receivables, accounts payable, accrued liabilities and amounts due to related parties, were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Foreign currency transactions are primarily undertaken in Canadian dollars. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

	(i)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

Buckingham Exploration Inc. (An Exploration Stage Company) Notes to the Consolidated Financial Statements Period Ended May 31, 2007 (Expressed in US dollars)

2.	Summary of Significant Accounting Policies (continued)

	(i)	Stock-Based Compensation

The Company records stock-based compensation in accordance with SFAS No. 123R, “Share-Based Payments”, using the fair value method. The Company also complies with the provisions of FASB Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services

(“EITF 96-18”). All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

	(j)	Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated in accordance with SFAS No. 52 “Foreign Currency Translation”, using the exchange rate prevailing at the balance sheet date. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

	(l)	Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative an qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The adoption of SAB No. 108 did not have a material effect on its financial statements.

Buckingham Exploration Inc. (An Exploration Stage Company) Notes to the Consolidated Financial Statements Period Ended May 31, 2007 (Expressed in US dollars)

2.	Summary of Significant Accounting Policies (continued)

	(m)	Recent Accounting Pronouncements (continued)

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Integration No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

Buckingham Exploration Inc. (An Exploration Stage Company) Notes to the Consolidated Financial Statements Period Ended May 31, 2007 (Expressed in US dollars) 3. Mineral Property

On August 8, 2006, the Company acquired a 100% interest in two mineral claims located in the Northwest Territories for consideration of $245,125 payable as to $45,125 (CDN$50,000) cash, and 2,000,000 common shares, with a fair value of $200,000. The mineral claims are subject to a 2% net smelter return. The Company has the option to acquire up to an additional 1% of the net smelter royalty for proceeds of $902,500 throughout the life of the agreement. As it has not been determined whether there are proven or probable reserves on the property, the Company has recognized an impairment loss of $245,125 of mineral property acquisition costs for the year ended May 31, 2007.

On May 9, 2007 the Company entered into a purchase agreement with Pikes Peak Resources, Inc., a British Columbia corporation, for the acquisition of 29 unpatented mining claims located in Teller County, Colorado. The purchase consideration for the claims is one million dollars payable as to $500,000 cash and 5,000,000 shares of the common stock with a fair value of $500,000. Pikes Peak Resources, Inc. will also receive net returns royalty of 2% of the proceeds of minerals mined and sold from the claims. The Company will also reimburse $3,700 to Pikes Peak Resources, Inc. for the costs of locating the claims. The Company has an option to purchase the royalty for $1,000,000 as adjusted for inflation. The Company has also agreed to buy back shares of common stock from Pikes Peak Resources, Inc. at prevailing market price up to $150,000 for any taxes payable by Pikes Peak Resources, Inc. as a result of the transaction. Pikes Peak Resources, Inc. shall also have the option to repurchase the claims upon abandonment by the Company. As it has not been determined whether there are proven or probable reserves on the property, the Company has recognized an impairment loss of $1,100,000 of mineral property acquisition costs for the year ended May 31, 2007.

4.	Note Payable

On February 19, 2007, the Company issued a promissory note in exchange for proceeds of $23,362 (CDN$25,000) in the form of an unsecured loan, bearing interest at 1% per month with no repayment terms. During the year ended May 31, 2007, interest expense of $137 relating to the note was accrued.

5.	Related Party Transactions

(a)

During the year ended May 31, 2007, the Company incurred $34,500 (2006 - $1,000) for management services provided by the President of the Company, and $3,000 (2006 - $500) for rent provided by a related company which has a common director.

(b)

At May 31, 2007, the Company is indebted to the President of the Company for $10,172 (2006 - $6,089), representing cash proceeds and expenses paid on behalf of the Company. These amounts are unsecured, non-interest bearing, and have no repayment terms.

	(c)	At May 31, 2007, the Company is indebted to a company with a common director for $3,500 (2006 - $500) for rent expense. This amount is unsecured, non-interest bearing, and has no repayment terms.

	(d)	On May 7, 2007, the Company granted 2,000,000 stock options to the President of the Company. Refer to Note 6.

Buckingham Exploration Inc. (An Exploration Stage Company) Notes to the Consolidated Financial Statements Period Ended May 31, 2007 (Expressed in US dollars)

6.	Common Shares

	(a)	On May 8, 2006, the Company issued 20,000,000 shares of common stock at a price of $0.0001 per share to the President of the Company for cash proceeds of $2,000.

	(b)	On May 20, 2006, the Company issued 1,000,000 shares of common stock at a price of $0.0001 per share for cash proceeds of $100.

	(c)	On May 26, 2006, the Company issued 1,000,000 shares of common stock at a price of $0.0001 per share for cash proceeds of $100.

(d)

During the period ended May 31, 2006, the Company accepted stock subscriptions for 103,500 shares of common stock at a price of $0.10 per share for cash proceeds of $10,350. These shares were issued on July 1, 2006.

	(e)	On July 1, 2006, the Company issued 423,750 shares of common stock at a price of $0.10 per share for cash proceeds of $42,375.

	(f)	On August 8, 2006, the Company issued 2,000,000 shares of common stock at a price of $0.10 per share in lieu of purchase price of a mineral claim of $200,000.

	(g)	On September 28, 2006, the Company issued 120,000 shares of common stock at a price of $0.10 per share in lieu of transfer agent’s fee of $12,000.

	(h)	On May 7, 2007, the Company issued 20,000 shares of common stock at a price of $0.10 per share for cash proceeds of $2,000.

	(i)	On May 7, 2007, the Company issued 200,000 shares of common stock at a price of $0.10 per share in lieu of legal fees of $20,000.

	(j)	On May 11, 2007, the Company issued 5,000,000 shares of common stock at a price of $0.10 per share in lieu of purchase price of mineral claim of $500,000.

	(k)	On May 11, 2007, the Company issued 1,000,000 shares of common stock at a price of $0.10 per share in lieu of a finder’s fee of $100,000 in respect of the mineral property.

	(l)	On May 16, 2007, the Company issued 215,000 shares of common stock at a price of $0.10 per share in lieu of a finder’s fee of $57,350 in respect of the private placement.

(m)

On May 16, 2007, the Company issued 4,300,000 shares of common stock and 4,300,000 warrants to purchase an additional 4,300,000 shares of common stock in a private placement at a price of $0.25 per share for cash proceeds of $1,075,000. Under the terms of the private placement, the warrants entitle the holder to exercise each warrant at $0.30 per share on or before May 15, 2008, and at $0.35 per share between May 16, 2008 and May 15, 2009, the expiration date of the warrants.

Buckingham Exploration Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Period Ended May 31, 2007
(Expressed in US dollars)
(unaudited)

7.	Stock Options

The following is a summary of the stock option activity during the years ended May 31, 2007 and 2006:

	2007
	Number Of Shares	Weighted Average Exercise Price
Balance, beginning of year	- $	-
Granted	2,000,000	0.10
Exercised	-	-
Expired	-	-
Balance, end of year	2,000,000 $	0.10

The following is a summary of the status of stock options outstanding and exercisable at May 31, 2007:

Number Of Options	Weighted Average Exercise Price	Remaining Contractual Life
2,000,000	$ 0.10	3 years

The weighted average assumptions used in calculating the fair value of stock options granted during the year ended May 31, 2007 using the Black-Scholes option pricing model are as follows:

2007
Risk-Free Interest Rate	4.46%
Expected Life of the Options	3 years
Expected Volatility of the Options	108%
Expected Dividend Yield	0.00%
Weighted-Average Fair Value at Grant Date	$0.10

Buckingham Exploration Inc. (An Exploration Stage Company) Notes to the Consolidated Financial Statements Period Ended May 31, 2007 (Expressed in US dollars)

7.	Stock Options (continued)

The total fair value of the 2,000,000 options granted during the year ended May 31, 2007 was $134,999 (2006 - $nil) based on the Black-Scholes option pricing model, which was charged to operations. As at May 31, 2007, the aggregate intrinsic value of the stock options were $780,000. The company had no unvested options outstanding at May 31, 2007.

8.	Warrants

The following is a summary of the warrant activity during the years ended May 31, 2007:

2007
Weighted
	Number	Average
	Of	Exercise
	Warrants	Price
Balance, beginning of year	-	$-
Granted	4,300,000	0.325
Exercised	-	-
Expired	-	-
Balance, end of year	4,300,000	$ 0.325

The warrants were granted on May 16, 2007 as part of the private placement, as disclosed in Note 6(m).

The following is a summary of the warrants outstanding at May 31, 2007:

Number	Weighted	Expiry
Of Warrants	Average	Date
Exercise
Price
4,300,000	$ 0.325	May 15, 2009

Buckingham Exploration Inc. (An Exploration Stage Company) Notes to the Consolidated Financial Statements Period Ended May 31, 2007 (Expressed in US dollars)

9.	Income Taxes

The Company has adopted the provisions of SFAS 109, “Accounting for Income Taxes”. Pursuant to SFAS 109 the Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefit of net operating losses have not been recognized in the financial statements because the Company cannot be assured that it is more likely than not that it will utilize the net operating losses carried forward in future years. The Company has approximately $188,741, of net operating loss carryforwards available to offset taxable income in future years which expire through fiscal 2027. For the years ended May 31, 2007 and 2006, the valuation allowance established against the deferred tax assets increased by $63,814 and $2,246, respectively.

The components of the net deferred tax asset at May 31, 2007 and 2006, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	May 31,	May 31,
	2007	2006
	$	$
Statutory rate	35%	35%
Computed expected tax (recovery)	(582,382)	(2,246)
Non-deductible expenses	518,568	–
Change in valuation allowance	63,814	2,246
Reported income taxes	–	–
Deferred tax asset
- Net operating loss carryforwards	66,060	2,246
- Less valuation allowance	(66,060)	(2,246)
Net deferred tax asset	–	–

Buckingham Exploration Inc. (An Exploration Stage Company) Notes to the Consolidated Financial Statements Period Ended May 31, 2007 (Expressed in US dollars) 9. Income Taxes (continued)

The Company has incurred operating losses of approximately $66,060 which, if unutilized, will expire through to 2027. Future tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements, and have been offset by a valuation allowance. The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating loss carry forwards:

		Expiration
		Date of
		Income Tax
		Operating
	Net	Loss Carry
	Loss	Forwards
2006	2,246	2026
2007	63,814	2027
Total Income Tax Loss Carryforward	$ 66,060

10.	Commitments

(a)

On May 7, 2007, the Company entered into a Management Agreement (the “Agreement”) with the President of the Company for management services. Per the Agreement, the Company is required to pay $10,000 per month, commencing May 7, 2007, and will remain in effect on month-to-month basis until terminated by either party giving 14 days notice.

(b)

On April 15, 2006 the company entered into a commercial lease agreement to lease premises from a related party at the rate of $250 per month. The lease terminates on December 31, 2007. The Company has recorded rent expense of $3,000 for the year ended May 31, 2007.

11.	Subsequent Events

(a)

On July 27, 2007, the Company entered into an exploration agreement with an option to purchase a property known as High Park Trails Ranch in Teller County, Colorado. The property adjoins the Company’s High Park Uranium Project. Pursuant to the terms of the Option Agreement, the Company must make an option payment of $100,000 to acquire the surface and mineral estates over 265 acres (paid on July 27, 2007), with a further payment of $2,900,000 at the end of a twelve month period to exercise the non-exclusive option to purchase the property. During the option period, the Company has full access to the property to conduct an exploration and drill program to ascertain whether it wishes to exercise its option. The Company must also pay the Seller a production royalty of approximately 5% of the net returns generated by the Company from the exploration of the property.

(b)

On August 10, 2007, the Company sold a private placement of 3.5 million units at a price of $0.50 per unit, raising a total of $1,750,000. Each unit consists of one common share and one non-transferable warrant to purchase of one further common share at an exercise price of $1.00. Each warrant will expire on the earlier of two years from the date it is issued or after five business days following the seventh consecutive trading day on which the Company’s common stock trades at least once on the NASDAQ operated OTC Bulletin Board at a price equal to or above $1.25 per share.

Buckingham Exploration Inc.
(An Exploration Stage Company)
November 30, 2007
(Expressed in US dollars)
(unaudited)
Index
Consolidated Balance Sheets	F-1
Consolidated Statements of Operations	F-2
Consolidated Statements of Cash Flows	F-3
Consolidated Notes to the Financial Statements	F-4

Buckingham Exploration Inc.
(An Exploration Stage Company)
Consolidated Balance Sheet
Period Ended November 30, 2007
(Expressed in US dollars)
(unaudited)

	November 30	May 31,
	2007	2007
	$	$
	(unaudited)
ASSETS
Current Assets
Cash	110,083	456,274
Advances to related party (Note 7)	5,778	-
Other receivables	15,486	22,112
Prepaid expenses and deposits (Note 4)	244,329	6,125
Total Current Assets	375,676	484,511
Property and Equipment (Note 5)	77,299	-
Total Assets	452,975	484,511
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	13,993	12,462
Accrued liabilities	27,438	6,456
Due to related parties	-	13,672
Note payable (Note 6)	-	23,362
Total Liabilities	41,431	55,952
Commitments and Contingencies (Notes 1 and 11)
Stockholders’ Equity
Preferred Stock, 20,000,000 shares authorized, $0.0001 par value,
NIL issued and outstanding	-	-
Common Stock, 80,000,000 shares authorized, $0.0001 par value
40,432,250 and 35,382,250 shares issued and outstanding	4,043	3,538
Additional Paid-in Capital	4,569,563	2,095,386
Deficit Accumulated During the Exploration Stage	(4,162,062)	(1,670,365)
Total Stockholders’ Equity	411,544	428,559
Total Liabilities and Stockholders’ Equity	452,975	484,511
The accompanying notes are an integral part of these consolidated financial statements

F-1

Buckingham Exploration Inc.
(An Exploration Stage Company)
Consolidated Statement of Operations
Period Ended November 30, 2007
(Expressed in US dollars)
(unaudited)

					Accumulated
	For Three	For Three			from April 4,
	Months	Months	For Six Months	For Six Months	2006 (Date of
	Ended	Ended	Ended	Ended	Inception) to
	November 30,	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006	2007
	$	$	$	$	$
Revenue	-	-	-	-	-
Expenses
Amortization	5,153	-	7,964	-	7,964
General and administrative (1)	211,567	20,025	557,913	33,191	786,313
Impairment of mineral property costs (Note 3)	-	-	1,475,000	200,000	2,820,125
Mineral property costs	274,692	-	333,652	2,392	336,044
Professional fees	44,238	22,642	114,974	48,067	208,495
Total Expenses	535,650	42,667	2,489,503	283,650	4,158,941
Other (Income) Expenses
Interest income	(513)	(224)	(1,197)	(537)	(1,757)
Interest expense	2,680	-	3,391	-	4,878
Net Loss for the period	(537,817)	(42,443)	(2,491,697)	(283,113)	(4,162,062)
Net Loss Per Share – Basic and Diluted	(0.01)	-	(0.07)	(0.01)	-
Weighted Average Shares Outstanding	39,937,195	22,082,000	37,236,108	23,725,000	-
(1) Stock based compensation included as follows:
General and administrative expenses	-	-	157,182	-	292,181

The accompanying notes are an integral part of these consolidated financial statements

F-2

Buckingham Exploration Inc.
(An Exploration Stage Company)
Consolidated Statement of Cash Flows
Period Ended November 30, 2007
(Expressed in US dollars)
(unaudited)

			Accumulated from
	For Six Months	For Six Months	April 4, 2006
	Ended November 30,	Ended November 30,	(Date of
	2007	2006	Inception) to
			November 30,
			2007
	$	$	$
Operating Activities
Net loss for the period	(2,491,697)	(283,113)	(4,162,062)
Adjustments to reconcile net loss to net cash used in
operating activities
Amortization	7,964	-	7,964
Common shares issued for services	-	-	32,000
Impairment of mineral property costs	1,475,000	200,000	2,820,125
Stock-based compensation	157,182	12,000	292,181
Changes in operating assets and liabilities
Accounts payable and accrued liabilities	22,513	15,566	41,431
Due to related parties	-	3,821	-
Other receivables	6,626	(2,182)	(15,486)
Prepaid expenses	(238,204)	-	(244,329)
Net Cash Used in Operating Activities	(1,060,616)	(53,908)	(1,228,176)
Investing Activities
Acquisition of mineral properties	(1,475,000)	-	(2,020,125)
Acquisition of property and equipment	(85,263)	-	(85,263)
Net Cash Used in Investing Activities	(1,560,263)	-	(2,105,388)
Financing Activities
Advances from (to) a related party, net	(19,450)	-	(5,778)
Repayment of note payable	(23,362)	-	-
Proceeds from common stock subscription	-	(10,350)	-
Proceeds from the issuance of common stock	2,525,000	52,725	3,656,925
Share issuance costs	(207,500)	-	(207,500)
Net Cash Provided by Financing Activities	2,274,688	42,375	3,443,647
(Decrease) Increase In Cash	(346,191)	(11,533)	110,083
Cash - Beginning of Period	456,274	13,837	–
Cash – End of Period	110,083	2,304	110,083
Non-Cash Investing and Financing Activities:
Common stock issued for mineral property acquisitions	-	200,000	800,000
Common stock issued for mineral property acquisition finders fee	-	-	100,000
Supplemental Disclosures
Interest paid	3,391	19	2,197
Income tax paid	-	-

The accompanying notes are an integral part of these consolidated financial statements

F-3

Buckingham Exploration Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Period Ended November 30, 2007
(Expressed in US dollars)
(unaudited)

1.	Nature of Operations and Continuance of Business

Buckingham Exploration Inc. (the “Company”) was incorporated in the State of Nevada on April 4, 2006. The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard (“SFAS”) No.7 “Accounting and Reporting for Development Stage Enterprises”. The Company’s principal business is the acquisition and exploration of mineral resources. The Company has not presently determined whether its properties contain mineral reserves that are economically recoverable.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at November 30, 2007, the Company has an accumulated deficit of $4,162,062. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

During the six months ended November 30, 2007, the Company sold a private placement of 5,050,000 units at a price of $0.50 per unit, raising a total of $2,525,000, net of share issuance costs of $207,500. Each unit consists of one common share and one non-transferable warrant to purchase of one common share at an exercise price of $1.00. Each warrant will expire on the earlier of two years from the date it is issued or after five business days following the seventh consecutive trading day on which the Company’s common stock trades at least once on the Over-the-Counter Bulletin Board (“OTCBB”) at a price equal to or above $1.25 per share. As at November 30, 2007, no warrants have been exercised by the warrant holders.

The Company currently trades on the OTCBB under the symbol ‘BUKX.OB’.

2.	Summary of Significant Accounting Policies

(a) Basis of Presentation and Consolidation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The consolidated financial statements include the financial statements of the Company and its’ wholly-owned subsidiaries, Hyde Park Uranium, Inc and Alpha Beta Uranium, Inc. All intercompany balances and transactions have been eliminated. The Company’s fiscal year-end is May 31.

(b) Interim Consolidated Financial Statements

The interim unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Securities and Exchange Commission (“SEC”) Form 10-QSB. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended May 31, 2007, included in the Company’s Annual Report on Form 10-KSB filed on September 4, 2007 with the SEC

The consolidated financial statements included herein are unaudited; however, they contain all normal recurring accruals and adjustments that, in the opinion of management, are necessary to present fairly the Company’s consolidated financial position at November 30, 2007 and May 31, 2007, and the consolidated results of its operations and consolidated cash flows for the six months ended November 30, 2007 and 2006. The results of operations for the six months ended November 30, 2007 are not necessarily indicative of the results to be expected for future quarters or the full year.

F-4

Buckingham Exploration Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Period Ended November 30, 2007
(Expressed in US dollars)
(unaudited)

2.	Summary of Significant Accounting Policies (continued)

	(c)	Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company regularly evaluates estimates and assumptions related to long lived assets, donated expenses, stock-based compensation expense, and deferred income tax asset valuations. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

	(d)	Property and Equipment

Property and equipment comprised of office furniture and motor vehicles, are recorded at cost and amortized using the declining balance method at 25% per annum.

	(e)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

	(f)	Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at November 30, 2007 the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

	(g)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

	(h)	Mineral Property Costs

The Company has been in the exploration stage since its inception on April 4, 2006 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property exploration costs are expensed as incurred. Mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights Are Tangible or Intangible Assets”. The Company assesses the carrying costs for impairment under SFAS 144, “Accounting for Impairment or Disposal of Long Lived Assets” at each fiscal quarter end. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs then incurred to develop such property, are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

F-5

Buckingham Exploration Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Period Ended November 30, 2007
(Expressed in US dollars)
(unaudited)

2.	Summary of Significant Accounting Policies (continued)

	(i)	Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

	(j)	Financial Instruments

The fair value of financial instruments, which include cash, other receivables, accounts payable, accrued liabilities and amounts due to related parties, were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Foreign currency transactions are primarily undertaken in Canadian dollars. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

	(k)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

	(l)	Stock-Based Compensation

The Company records stock-based compensation in accordance with SFAS No. 123R, “Share-Based Payments”, using the fair value method. The Company also complies with the provisions of FASB Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

	(m)	Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated in accordance with SFAS No. 52 “Foreign Currency Translation”, using the exchange rate prevailing at the balance sheet date. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

	(n)	Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective for the fiscal year beginning after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

F-6

Buckingham Exploration Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Period Ended November 30, 2007
(Expressed in US dollars)
(unaudited)

2.	Summary of Significant Accounting Policies (continued)

	(n)	Recent Accounting Pronouncements (continued)

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative an qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The adoption of this statement did not have a material effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Integration No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

F-7

Buckingham Exploration Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Period Ended November 30, 2007
(Expressed in US dollars)
(unaudited)

3. Mineral Property

On August 8, 2006, the Company acquired a 100% interest in two mineral claims located in the Northwest Territories for consideration of $245,125 payable as to $45,125 (CDN$50,000) cash, and 2,000,000 common shares, with a fair value of $200,000. The mineral claims are subject to a 2% net smelter return. The Company has the option to acquire up to an additional 1% of the net smelter royalty for proceeds of $902,500 throughout the life of the agreement. As it has not been determined whether there are proven or probable reserves on the property, the Company has recognized an impairment loss of $245,125 of mineral property acquisition costs for the year ended May 31, 2007.

On May 9, 2007, the Company entered into a purchase agreement with Pikes Peak Resources, Inc., a British Columbia corporation, for the acquisition of 29 unpatented mining claims located in Teller County, Colorado. The purchase consideration for the claims is $1,000,000, payable as to $500,000 cash and the issuance of 5,000,000 common shares of the Company with a fair value of $500,000. Pikes Peak Resources, Inc. will also receive net returns royalty of 2% of the proceeds of minerals mined and sold from the claims. The Company will also reimburse $3,700 to Pikes Peak Resources, Inc. for the costs of locating the claims. The Company has an option to purchase the royalty for $1,000,000 as adjusted for inflation. The Company has also agreed to buy back shares of common stock from Pikes Peak Resources, Inc. at prevailing market price up to $150,000 for any taxes payable by Pikes Peak Resources, Inc. as a result of the transaction. Pikes Peak Resources, Inc. shall also have the option to repurchase the claims upon abandonment by the Company. As it has not been determined whether there are proven or probable reserves on the property, the Company has recognized an impairment loss of $1,100,000 of mineral property acquisition costs for the year ended May 31, 2007.

On July 27, 2007, the Company entered into an exploration agreement with an option to purchase a property known as High Park Trails Ranch in Teller County, Colorado. The property adjoins the Company’s High Park Uranium Project. Pursuant to the terms of the Option Agreement, the Company must make an option payment of $100,000 to acquire the surface and mineral estates over 265 acres (paid on July 27, 2007), with a further payment of $2,900,000 at the end of a twelve month period to exercise the non-exclusive option to purchase the property. During the option period, the Company has full access to the property to conduct an exploration and drill program to ascertain whether it wishes to exercise its option. The Company must also pay the Seller a production royalty of approximately 5% of the net returns generated by the Company from the exploration of the property.

On August 27, 2007, the Company entered into an exclusive option agreement with Proteus Mining Limited (“Proteus”) for the acquisition of 939 unpatented lode mining claims located in Colorado. As at August 31, 2007, the Company has made payments of $1,375,000 relating to the acquisition of the mining claims and is committed to a future payment of $6,300,000 and issuance of 2,000,000 common shares of the Company prior to November 28, 2007. As it has not been determined whether there are proven or probable reserves on the property, the Company has recognized an impairment loss of $1,375,000 of mineral property acquisition costs. Refer to Note 11(g) and 12.

4.	Prepaid Expenses and Deposits

At November 30, 2007, prepaid expenses and deposits includes a $200,000 (May 31, 2007 - $nil) deposit, held in trust with the Company’s legal counsel, for the Company’s option to change the existing terms of agreement with Proteus, as disclosed in Note 3.

5.	Property and Equipment

			Net Book Value	Net Book Value
		Accumulated	November 30,	May 31,
	Cost	Amortization	2007	2007
	$	$	$	$
Office furniture and equipment	29,671	2,904	26,767	-
Motor Vehicles	55,592	5,060	50,532	-
	85,263	7,964	77,299	-

F-8

Buckingham Exploration Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Period Ended November 30, 2007
(Expressed in US dollars)
(unaudited)

6.	Note Payable

On February 19, 2007, the Company issued a promissory note in exchange for proceeds of $23,362 (CDN$25,000) in the form of an unsecured loan, bearing interest at 1% per month with no repayment terms. During the period ended November 30, 2007, the note and accrued interest were repaid.

7.	Related Party Transactions

(a)

During the six months ended November 30, 2007, the Company incurred $60,000 (May 31, 2007 - $34,500) for management services provided by the President of the Company, and $1,500 (May 31, 2007 - $3,000) for rent provided by a related company which has a common director. Refer to Notes 11(a) and (b).

	(b)	During the six months ended November 30, 2007, the Company advanced the President of the Company an amount of $5,778 (May 31, 2007 – owed $10,172), representing a deposit on travel expenses paid.

(c)

At November 30, 2007, the Company is indebted to a company with a common director for $Nil (May 31, 2007 - $3,500) for rent expense. This amount is unsecured, non-interest bearing, and has no repayment terms.

	(d)	On May 7, 2007, the Company granted 2,000,000 stock options to the President of the Company. Refer to Note 9.

8.	Common Shares

(a)

On August 10, 2007, the Company sold a private placement of 3,500,000 units at a price of $0.50 per unit, raising a total of $1,750,000. Each unit consists of one common share and one non-transferable warrant to purchase of one further common share at an exercise price of $1.00. Each warrant will expire on the earlier of two years from the date it is issued or after five business days following the seventh consecutive trading day on which the Company’s common stock trades at least once on the NASD operated OTC Bulletin Board (“OTCBB”) at a price equal to or above $1.25 per share

(b)

On September 18, 2007, the Company issued 650,000 units of a private placement at $0.50 per unit for gross proceeds of $325,000. Each unit consists of one common share of the Company and one non- transferable warrant to purchase one additional common share exercise price of $1.00 within the earlier of two years from the closing date of the private placement or after five business days the Company’s common shares trade at least once on the OTCBB at a share price equal to or above $1.25 per common share for seven consecutive trading days.

(c)

On October 15, 2007, the Company issued 500,000 units of a private placement at $0.50 per unit for gross proceeds of $250,000. Each unit consists of one common share of the Company and one non-transferable warrant to purchase one additional common share of the Company at an exercise price of $1.00 per common share within the earlier of September 30, 2009, or after five business days the Company’s common shares trade at least once on the OTCBB at a share price equal to or above $1.25 per common share for seven consecutive trading days.

(d)

On October 26, 2007, the Company issued 200,000 units of a private placement at $0.50 per unit for gross proceeds of $100,000. Each unit consists of one common share of the Company and one non-transferable warrant to purchase one additional common share of the Company at an exercise price of $1.00 per common share within the earlier of October 22, 2009, or after five business days the Company’s common shares trade at least once on the OTCBB at a share price equal to or above $1.25 per common share for seven consecutive trading days.

(e)

On November 6, 2007, the Company issued 200,000 units of a private placement at $0.50 per unit for gross proceeds of $100,000. Each unit consists of one common share of the Company and one non-transferable warrant to purchase one additional common share of the Company at an exercise price of $1.00 per common share within the earlier of November 6, 2009, or after five business days the Company’s common shares trade at least once on the OTCBB at a share price equal to or above $1.25 per common share for seven consecutive trading days.

F-9

Buckingham Exploration Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Period Ended November 30, 2007
(Expressed in US dollars)
(unaudited)

9.	Stock Options

In November 2007, the Company adopted a stock option plan (the "Plan") to grant options to executives, employees and consultants. Under the Plan, the Company may grant options to acquire up to 2,000,000 common shares of the Company. Options granted can have a term up to five years and an exercise price as determined by the Stock Option Committee or which represents the fair market value at the date of grant. Options vest as specified by the Stock Option Committee. If not specified, the options shall vest as follows:

  Directors and senior officials to Vice-president - 50% upon the grant date, and 50% after one calendar year

  Employees -10% at the end of any probation period or three months from date of engagement and 5% at the end of each calendar month thereafter

  Other option holders – 10% at the end of the first thirty days of engagement, 20% upon completion of 50% of first term or upon 50% of project completion term and the remainder 30 days thereafter

As at November 30, 2007, the Company has not issued any stock options relating to the Plan, as outlined above.

The following is a summary of the stock option activity during the six month period ended November 30, 2007

	November 30, 2007
	Number	Weighted Average
	Of	Exercise
	Shares	Price
Balance, May 31, 2007	2,000,000	$ 0.10
Granted	1,000,000	0.60
Exercised	-	-
Expired	-	-
Balance, November 30, 2007	3,000,000	$ 0.27

F-10

Buckingham Exploration Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Period Ended November 30, 2007
(Expressed in US dollars)
(unaudited)

9. Stock Options (continued)

On August 27, 2007, the Company granted 1,000,000 stock options to Wingspan Foundation (“Wingspan”) as part of the consulting agreement (the “Agreement”), as disclosed in Note 10(b). Under the terms of the Agreement, the stock options are exercisable at $0.60 per option, are immediately vested, and expire two years from the date of the Agreement. The total fair value of the 1,000,000 stock options granted was $157,182 based on the Black Scholes option pricing model, which was charged to operations using the following risk factors:

August 27,2007
Risk-Free Interest Rate	4.21%
Expected Life of the Options	2 years
Expected Volatility of the Options	41.16%
Expected Dividend Yield	0.00%
Weighted-Average Fair Value at Grant Date	$0.60

The following is a summary of the status of stock options outstanding and exercisable at November 30, 2007:

	Weighted
Number	Average	Remaining
Of	Exercise	Contractual
Options	Price	Life (years)
2,000,000	$ 0.10	2.50
1,000,000	$ 0.60	1.75

As at November 30, 2007, the aggregate intrinsic value of outstanding and exercisable stock options was $2,200,000. The Company had no unvested options outstanding at November 30, 2007

10. Warrants

The following is a summary of the warrant activity during the six month period ended November 30, 2007:

	November 30, 2007
		Weighted
	Number	Average
	Of	Exercise
	Warrants	Price
Balance, May 31, 2007	4,300,000	0.325
Granted	5,050,000	1.00
Exercised	-	-
Expired	-	-
Balance, November 30, 2007	9,350,000	0.69

F-11

Buckingham Exploration Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Period Ended November 30, 2007
(Expressed in US dollars)
(unaudited)

10. Warrants (continued)

The following is a summary of the warrants outstanding at November 30, 2007:

Number	Weighted	Expiry
Of Warrants	Average	Date
	Exercise
	Price
4,300,000	0.325	May 15, 2009
3,500,000	1.00	August 10, 2009
650,000	1.00	September 15, 2009
500,000	1.00	September 30, 2009
200,000	1.00	October 22, 2009
200,000	1.00	November 2, 2009

11.	Commitments

(a)

On April 15, 2006 the Company entered into a commercial lease agreement to lease premises from a related party at the rate of $250 per month. The lease terminates on December 31, 2007. The Company has recorded rent expense of $1,500 for the period ended November 30, 2007 (May 31, 2007 - $3,000).

(b)

On May 7, 2007, the Company entered into a Management Agreement (the “Agreement”) with the President of the Company for management services. Per the Agreement, the Company is required to pay $10,000 per month, commencing May 7, 2007, and will remain in effect on month-to-month basis until terminated by either party giving 14 days notice.

(c)

On July 27, 2007, the Company entered into an exploration agreement with an option to purchase a property known as High Park Trails Ranch in Teller County, Colorado. The property adjoins the Company’s High Park Uranium Project. Pursuant to the terms of the Option Agreement, the Company must make an option payment of $100,000 to acquire the surface and mineral estates over 265 acres (paid on July 27, 2007), with a further payment of $2,900,000 at the end of a twelve month period to exercise the non-exclusive option to purchase the property. During the option period, the Company has full access to the property to conduct an exploration and drill program to ascertain whether it wishes to exercise its option. The Company must also pay the Seller a production royalty of approximately 5% of the net returns generated by the Company from the exploration of the property.

	(d)	On July 27, 2007 the Company entered into a residential lease agreement to lease premises at the rate of $900 per month. The lease terminates on July 31, 2008.

	(e)	On August 1, 2007 the Company entered into a commercial lease agreement to lease premises at the rate of $1,073 per month. The lease terminates on July 31, 2008.

(f)

On August 27, 2007 the Company entered into a consulting Agreement (the “Agreement”) with Wingspan Foundation for operational, financial, management and public relations services. Per the Agreement, the Company is required to pay $10,000 per month, commencing August 27, 2007 and terminating on May 31, 2008 unless terminated by either party providing 30 days notice. In addition, the Company is required to grant 1,000,000 stock options at an exercise price of $0.60 per option, vesting immediately, and exercisable within two years of the date of the signed Agreement. The Agreement is renewable for a further period of one year at the option of the Company.

F-12

Buckingham Exploration Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Period Ended November 30, 2007
(Expressed in US dollars)
(unaudited)

11.	Commitments (continued)

(g)

On August 27, 2007, the Company entered into an exclusive option agreement with Proteus Mining Limited (“Proteus”) for the acquisition of 100% of the outstanding securities of its wholly owned subsidiaries to whom 939 unpatented lode mining claims located in Colorado have been assigned. In consideration for the exclusive option the Company paid Proteus an amount of $250,000. The Company may exercise the option by making all of the following payments of cash and shares to Proteus.

		a)	$1,125,000 to be paid on August 22, 2007 (paid)
		b)	$6,300,000 to be paid by November 28, 2007
		c)	2,000,000 fully paid and non assessable common shares of the Company to be issued byNovember 28, 2007

If the payments are not made according to the time period set out the option will terminate and be of no further effect.

The claims are subject to net returns royalty of two percent of the proceeds of minerals mined and sold and an option of Pikes Peak Energy LLC to purchase any of the claims for $550 per claim after receiving notice of the intention to abandon any claim.

As at August 31, 2007, the Company has paid $1,375,000 in relation to the option agreement. Refer to Note 3.

(h)

On September 14, 2007 the Company entered into a consulting Agreement (the “Agreement”) with Max Klemm for operational and management services. Per the Agreement, the Company is required to pay $2,500 per month, commencing September 17, 2007 and terminating on September 18, 2008 unless terminated by either party providing one month advance notice. The Agreement is automatically renewable for a further period of six month. The Company is also required to issue 25,000 stock options in terms of the stock option plan.

12. Subsequent Events

(a) Further to the exclusive option agreement dated August 27, 2007 with Proteus Mining Limited (“Proteus”) (Refer to Note 11 (g)) the installment of $6,300,000 payable by November 28, 2007 has been waived and the option to acquire the Proteus claims has been extended indefinitely so that the Company may negotiate a reduced purchase price and restructure the transaction with Proteus. As of January 11, 2008, the Company has paid $1,575,000 toward the acquisition of the Proteus claims and has agreed to issue 3,000,000 fully paid and non assessable common shares of the Company at a price of $1.00 instead of the original 2,000,000 shares.

(b) On January 8, 2007 the Company issued 3,000,000 common shares in the name of Proteus Mining Limited (Proteus) in anticipation of completing an agreement with Proteus for the acquisition of Proteus’ mining claims. The new agreement is intended to replace the binding option agreement with Proteus dated August 27, 2007. The issuance and delivery of the shares to Proteus is conditional on the successful negotiation and execution of the new agreement with Proteus. Until execution of such agreement, the Company is holding the shares in escrow. If the agreement is not executed within a reasonable period the Company will cancel the shares.

F-13

Other Expenses of Issuance and Distribution

Our estimated expenses in connection with the issuance and distribution of the securities being registered are estimated to be as follows:

SEC filing fee	$ 190
Legal fees and expenses	22,000
Accounting fees and expenses	4,000
Printing and marketing expenses	100
Miscellaneous	210
Total	$ 26,500

Though the expenses incurred in connection with this offering are not substantially greater than the amount of the offering, our management felt that an application for registration and the eventual listing on the FINRA OTC Bulletin Board will help us raise additional funds required by us to continue operations

Indemnification of Officers and Directors

Under our Articles of Incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Section 78.138 of the Nevada Revised Statutes (“NRS”) provides for immunity of directors from monetary liability, except in certain enumerated circumstances, as follows:

“Except as otherwise provided in NRS 35.230, 90.660, 91.250, 452.200, 452.270, 668.045 and 694A.030, or unless the Articles of Incorporation or an amendment thereto, in each case filed on or after October 1, 2003, provide for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that:

(a)	his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and

(b)	his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.”

Section 78.5702 of the NRS provides as follows:

1.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

	(a)	is not liable pursuant to NRS 78.138; or

(b)

acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

2.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

	(a)	is not liable pursuant to NRS 78.138; or

	(b)	acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Regarding indemnification for liabilities arising under the Securities Act, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the SEC, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

Our Bylaws

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Nevada law.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making us responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Recent Sales of Unregistered Securities

Since inception on April 4, 2006 to February 29, 2008, we have completed the following sales of unregistered securities:

  On May 8, 2006, we issued 20,000,000 shares of common stock to Christopher Robin Relph, our director, President, CEO and CFO, at $0.0001 per share for cash proceeds of $2,000. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.

  On May 20, 2006, we issued 1,000,000 shares of common stock to Shelley Miller at $0.0001 per share for cash proceeds of $100. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.

  On May 26, 2006, we issued 1,000,000 shares of common stock to Aran Asset Management SA at $0.0001 per share for cash proceeds of $100. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.

  On July 1, 2006, we issued an aggregate of 527,250 shares of common stock at $0.10 per share to various non US investors for cash proceeds of $52,725. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.

  On August 8, 2006, we issued 2,000,000 common shares to Elite Vantage Development Ltd. and Henry Tam for acquisition of two mineral claims in Northwest Territories. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.

  On September 28, 2006, we issued 120,000 shares of common stock as compensation for services of our transfer agent, Island Capital Management LLC dba Island Stock Transfer. This issuance was exempt from registration pursuant to Section 4(2) of the Securities Act.

  On May 7, 2007 we issued Christopher Robin Relph, our director, President, CEO and CFO, options to purchase up to 2,000,000 common shares at $0.10 per share until May 7, 2010 for his management services. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.

  On May 7, 2007 we issued one non US investors 20,000 shares of common stock at $0.10 per share for cash proceeds of $2,000. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.

  On May 7, 2007 we issued 200,000 shares of common stock to Penny Green, our legal counsel, for legal services. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.

  On May 11, 2007 we issued 6,000,000 shares of common stock to Pikes Peak Resources Inc. and Richard Pappas for acquisition of certain mining claims in Teller County, Colorado. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.

  On May 16, 2007 we issued 4,300,000 units to various non US investors at $0.25 per unit for cash proceeds of $1,075,000. Each unit consists of one common share and one non-transferable warrant to purchase one common share. The warrants will be exercisable at $0.30 per share from May 16, 2007 to May 15, 2008 or at $0.35 per share from May 16, 2008 to May 15, 2009. We issued 215,000 shares of common stock to Aran Asset Management SA as commission for the non-brokered private placement of 4,300,000 units. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.

  On August 10, 2007, we issued 3,500,000 units to various non-US investors at $0.50 per unit for net cash proceeds of $1,575,000. Each unit consists of one common share and one non-transferable warrant to purchase one common share at an exercise price of $1.00 per share. Each warrant will expire on the earlier of August 10, 2009, or after five business days after our common stock trades at least once on the OTC Bulletin Board at a price equal to or above $1.25 per share for seven consecutive trading days. We paid $175,000 to Aran Asset Management SA as commission. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.

  On September 18, 2007, we sold a private placement of 650,000 units at $0.50 per unit for cash proceeds of $325,000. Each unit consists of one common share, and one non-transferable warrant to purchase one additional common share at an exercise price of $1.00 per share. Each warrant will expire on the earlier of September 15, 2009 or after five business days after our common stock trades at least once on the OTC Bulletin Board at a price equal to or above $1.25 per share for seven consecutive trading days. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.

  On October 15, 2007, we sold a private placement of 500,000 units at $0.50 per unit for cash proceeds of $250,000. Each unit consists of one common share and one non-transferable warrant to purchase one additional common share at $1.00 per common share within the earlier of September 30, 2009, or after five business days after the our common shares trade at least once on the OTC Bulletin Board at a share price equal to or above $1.25 per common share for seven consecutive trading days. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.

  On October 18, 2007 we issued Wingspan Foundation options to purchase up to 1,000,000 common shares at $0.60 per share pursuant to a consulting agreement.
  These options will expire by the earlier of August 27, 2009 or 30 days following thetermination of the consulting agreement. This issuance was exempt from registrationpursuant to Regulation S of the Securities Act.

  On October 26, 2007, we sold a private placement of 200,000 units at $0.50 per unit for cash proceeds of $100,000. Each unit consists of one common share and one non-transferable warrant to purchase one additional common share at $1.00 per common share within the earlier of October 22, 2009, or after five business days after our common shares trade at least once on the OTC Bulletin Board at a share price equal to or above $1.25 per common share for seven consecutive trading days.
  This issuance was exempt from registration pursuant to Regulation S of theSecurities Act.

  On November 6, 2007, we sold a private placement of 200,000 units at $0.50 per unit for cash proceeds of $100,000. Each unit consists of one common share and one non-transferable warrant to purchase one additional common share at $1.00 per common share within the earlier of November 2, 2009, or after five business days after our common shares trade at least once on the OTC Bulletin Board at a share price equal to or above $1.25 per common share for seven consecutive trading days. This issuance was exempt from registration pursuant to Regulation S of theSecurities Act. On January 8, 2008, we issued 3,000,000 shares of common stock to Proteus Mining Ltd. for acquisition of mining claims. This issuance was exempt fromregistration pursuant to Regulation S of the Securities Act.

We completed the offerings of the common stock pursuant to Rule 903 of Regulation S of the Securities Act on the basis that the sale of the common stock was completed in an "offshore transaction", as defined in Rule 902(h) of Regulation S. We did not engage in any directed selling efforts, as defined in Regulation S, in the United States in connection with the sale of the units. Each investor was not a US person, as defined in Regulation S, and was not acquiring the shares for the account or benefit of a US person.

Our reliance upon the exemption under Section 4(2) of the Securities Act of 1933 was based on the fact that the issuance of these shares did not involve a “public offering.” The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." The investors negotiated the terms of the transactions directly with our executive officers. No general solicitation was used, no commission or other remuneration was paid in connection with these transactions, and no underwriter participated. Based on an analysis of the above factors, these transactions were effected in reliance on the exemption from registration provided in Section 4(2) of the Securities Act for transactions not involving any public offering.

Financial Statement Schedules

The financial statement schedules are omitted because they are inapplicable or the requested information is shown in our financial statements or related notes thereto.

Exhibits
Exhibit Number	Exhibit Description
3.1	Articles of Incorporation as filed with the Nevada Secretary of State on April 4, 2006 (1)
3.2	Certificate of Correction (1)
3.3	Bylaws (1)
4	Instrument Defining the Right of Holders - Form of Share Certificate (1)
5.1	Legal Opinion & Consent
10.1	Christopher Robin Relph Management Agreement dated April 5, 2006 (1)
10.2	Christopher Robin Relph Management Agreement dated May 7, 2007 (2)
10.3	Purchase and Sale Agreement with Pikes Peak Resources, Inc. dated May 9, 2007 in respect of High Park Uranium Property (2)
10.4	Quitclaim Deed and Royalty Agreement with Pikes Peak Resources Inc. dated October 30, 2007 (3)
10.5	Exploration Agreement with Option to Purchase with Edwin S. Broussard III and Alice M. Broussard dated July 23, 2007 in respect of High Park Trails Property (2)
10.6	Option Agreement with Proteus Mining Limited dated August 27, 2007 in respect of Proteus Property (4)
10.7	Assignment and Assumption Agreement among Proteus Mining Limited, Buckingham Exploration Inc., Pikes Peak Energy LLC, and Alpha Beta Uranium Inc. dated as of January 21, 2008 (5)
10.8	Quitclaim Deed and Royalty Agreement between Pikes Peak Energy LLC and Alpha Beta Uranium Inc. dated as of January 21, 2008 (5)
10.9	Quitclaim Deed and Royalty Agreement between Pikes Peak Energy LLC and Hyde Park Uranium Inc. dated as of January 22, 2008 (5)
23.1	Consent of Auditor

(1)	Included as exhibits on our Form SB-2 filed October 13, 2006
(2)	Included as exhibits on our 10-KSB filed September 4, 2007
(3)	Included as an exhibit on our 10-QSB filed January 22, 2008
(4)	Included as an exhibit on our Form 8-K filed August 29, 2007
(5)	Included as exhibits on our Form 8-K filed January 25, 2008

Undertakings The undersigned registrant hereby undertakes:

1.

to file, during any period in which offers or sales are being made, a post-effective amendment to this Prospectus to: include any Prospectus required by Section 10(a)(3) of the Securities Act; reflect in the Prospectus any facts or events arising after the effective date of the Prospectus (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Prospectus. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Prospectus; and include any material information with respect to the plan of distribution not previously disclosed in the Prospectus or any material change to such information in the Prospectus;

2.

that for determining liability under the Securities Act, treat each post-effective amendment as a new Prospectus of the securities offered, and the offering of the securities at that time to be the initial bona fide offering;

3.	to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering; and

4.

for determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

	(i)	Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;
	(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the undersigned registrant;
(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

	(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Signatures

In accordance with the requirements of the Securities Act, Buckingham certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this Prospectus on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on the 7th day of March, 2008.

Buckingham Exploration Inc. By: /s/ Christopher Robin Relph Christopher Robin Relph Director, President, Chief Executive Officer Chief Financial Officer

In accordance with the requirements of the Securities Act, this Prospectus has been signed by the following persons in the capacities and on the dates stated.

SIGNATURES	TITLE	DATE

/s/ Christopher Robin Relph	Director, President, Chief Executive Officer, Chief	March 7, 2008
Christopher Robin Relph	Financial Officer, Principal Accounting Officer